Manulife Financial

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Manulife Financial Corporation

First Quarter Report to Shareholders

Three months ended March 31, 2012

125 YEARS

Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
598
623
645
640
823
279
342
297
312
365
177
152
157
172
318
142
129
191
156
140
1Q11
2Q11
3Q11
4Q11
1Q12

- 1Q12 insurance sales were $823 million, up 35% versus 1Q11:
  - Asia Division set a new quarterly insurance sales record & achieved sales growth in all regions
  - In Canada, insurance sales results reflect a record quarter for Group Benefits
  - U.S. insurance sales were 3% lower than 1Q11, but the mix continued to be favourable

Wealth Sales

Canadian $ in millions

Asia
Canada
U.S.
9,355
8,964
7,839
8,141
8,724
994
1,298
900
939
1,094
2,958
2,783
2,419
2,624
2,796
5,403
4,883
4,520
4,578
4,834
1Q11
2Q11
3Q11
4Q11
1Q12

- 1Q12 wealth sales were $8.7 billion, down 8% versus 1Q11:
  - Asia wealth sales increased 7%, driven by the success of a foreign currency fixed annuity product in Japan and single premium unit linked sales in Indonesia
  - Canada wealth sales declined 5% as the competitive environment and continued low interest rates adversely impacted investment product sales
  - U.S. wealth sales were down 12% due to the impact of turbulent market conditions on mutual fund sales and actions to limit annuity sales

Regulatory Capital Position (MLI)

Minimum Continuing Capital and Surplus Requirements (MCCSR) Ratio (%)

243
241
219
216
225
150% Supervisory Target
1Q11
2Q11
3Q11
4Q11
1Q12

- MLI ended 1Q12 with an MCCSR ratio of 225%, up 9 points from 4Q11 including the benefit of:
  - $500 million subordinated debt issuance
  - $250 million preferred share issuance
  - Stong 1Q12 earnings

Diversified High Quality Asset Mix

Total Invested Assets of Canadian $223.8 billion

Fixed Income
Non-Fixed Income
Private Placement Debt 9%
Securitized MBS/ABS 2%
Mortgages 16%
Cash & Short-Term Securities 6%
Policy Loans 3%
Bank Loans 1%
Stocks 5%
Government Bonds 24%
Corporate Bonds 26%
Real Estate 3%
Other 5%

- Diversified, high quality portfolio:
  - 87% of the total portfolio is Fixed Income, of which 96% is Investment Grade
  - 13% Non-Fixed Income, well diversified by asset class and geography; majority of alternative assets are managed in-house

Equity Market Sensitivity[3]

Canadian $ in millions

Assuming 80% hedge asset offset
Assuming 100% hedge asset offset
(580)
(590)
(870)
(780)
(580)
(490)
(490)
(680)
(600)
(430)
1Q11
2Q11
3Q11
4Q11
1Q12

- Estimated impact of 10% equity market decline:
  - Range of $(430) to $(580) million to earnings
  - (5) pts to MLI's MCCSR
- 66% - 74% of underlying earnings sensitivity to equity market changes now hedged:
  - Close to our goal to hedge 75% by year end 2014

Interest Rate Sensitivity[3]

Canadian $ in billions

Sensitivity excl. AFS Bond Offset
Sensitivity incl. 100% AFS Bond Offset
(1.5)
(1.2)
(1.0)
(1.0)
(0.9)
(0.8)
(0.6)
(0.3)
(0.2)
(0.1)
1Q11
2Q11
3Q11
4Q11
1Q12

- Estimated impact of 1% parallel decline in interest rates (including AFS bond offset):
  - $(0.1) billion to earnings
  - (12) points to MLI's MCCSR
- Ahead of our 2014 goal for reducing interest rate sensitivity to $1.1 billion

[1] Non GAAP measure. See "Note to Users - Performance and Non-GAAP Measures" below. [2] All sales growth (declines) are stated on a constant currency basis, a Non GAAP measure. See "Performance and Non-GAAP Measures" below. [3] Earnings sensitivity to equity markets is defined by the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined by the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders. Please refer to "Caution related to sensitivities" below.

 Manulife Financial Corporation – First Quarter 2012

MESSAGE TO SHAREHOLDERS

Our first quarter performance reflects strong financial markets, positive hedging results, dramatically higher insurance sales, and stronger underlying earnings relative to the fourth quarter of 2011.

Manulife’s first quarter net income was $1,206 million or 66 cents a share. We entered 2012 with a solid foundation for growth. The strength of our underlying earnings reflects our healthier business mix, with the emphasis on wealth management and insurance products with less risk, higher margins and higher returns.

On the other hand, the first quarter was not without its challenges. We had poor claims experience, which we expect is largely a random fluctuation, and mutual fund sales were slightly lower than the first quarter of last year. That being said, we reported record funds under management of $512 billion, which fuels current and future fee revenue. This quarter’s performance was highlighted by our record insurance sales in Asia, which demonstrate that, among other things, our investments in our brand and distribution in the region are paying off. In Canada, our broad-based, diversified financial services strategy has resulted in strong insurance sales led by record sales in our Group Benefits business. In the U.S., we continued to leverage our distribution strengths, brand and solid product offerings to deliver strong insurance, mutual fund and 401k sales.

On the investment side, mutual funds managed by Manulife Asset Management received eight Lipper Awards and general account asset performance continued to be a strength.

We added modestly to our effective hedging program with additional dynamic and macro hedging implemented in the quarter, and we ended the first quarter with a strong financial position and a comfortable capital ratio of 225 per cent for The Manufacturers Life Insurance Company.

We believe our results this quarter provide investors a sense of the earnings capacity of our company over the longer term.

While we remain confident in our ability to perform well in a challenging macroeconomic environment, we know we must be vigilant in the management of our business and remain committed to improving our efficiency and effectiveness across the organization.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – First Quarter 2012

SALES AND BUSINESS GROWTH

Asia Division

Our strategic efforts to expand and diversify our distribution capability delivered outstanding results in the first quarter.

Asia Division posted record insurance sales1 for the first quarter.  Compared to the first quarter of 2011, sales of US$365 million were 26 per cent higher on a constant currency basis2 driven by growth in all regions. Highlights for the first quarter of 2012 include:

•
Hong Kong insurance sales of US$56 million were up 31 per cent over the first quarter of 2011 primarily driven by a successful campaign promoting investment linked products, an expanded agency force and higher sales through the bank channel.

•
Asia Other posted record sales of US$116 million, 72 per cent higher than the first quarter of 2011.  The sales success reflected an increased number of agents, continued strong bank sales from Indonesia and the launch of two new par endowment products in China.  In addition, Taiwan sales benefited substantially from sales through the bank channel prior to a price increase on a popular U.S. dollar par product.

•
Japan insurance sales of US$193 million were seven per cent higher than the first quarter of 2011.  Strong cancer product sales prior to an announced proposed tax treatment change and continued sales growth of the increasing term product more than offset lower sales of our New Whole Life Product, a result of pricing actions in 2011 to increase margins.

First quarter wealth sales were US$1.1 billion, an increase of seven per cent over the first quarter of 2011 on a constant currency basis. Highlights include:

•	Japan sales of US$478 million were more than three times higher than the first quarter of 2011 driven by the continued success of our foreign currency fixed annuity product through the bank channel.

•
Asia Other sales of US$472 million were 22 per cent lower than the first quarter of 2011 due to the non-recurrence of the 2011 fund launches in Manulife TEDA.  This was partially offset by higher sales in Indonesia, Taiwan and the Philippines.

•
Hong Kong wealth sales of US$142 million were 49 per cent lower than the first quarter of 2011. Wealth sales in 2011 benefited from the launch of the Chinese currency denominated endowment product.  The impact of volatile markets also contributed to the decline in wealth sales.

A key driver of our Asia growth strategy is successfully building distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales through the bank channels grew more than three times first quarter 2011 levels in Hong Kong and by nearly five times in Asia Other.  In Indonesia, our insurance and wealth sales through the bank channel increased by 61 per cent compared with first quarter 2011.

•
Our agency force included close to 50,000 contracted agents at March 31, 2012, an increase of 16 per cent over March 31, 2011.  Eight of the 10 territories experienced double-digit growth in the number of contracted agents.

•	Manulife-Sinochem received pre-approval to operate in Shijiazhuang, thereby expanding our national platform in China to 50 cities.

Canada Division

We continue to see success across our diversified Canadian franchise. We capitalized on increased activity in the group market with a record sales quarter for Group Benefits and the second highest sales quarter on record for Group Retirement Solutions. Once again we had record travel sales, and we are seeing the desired shift in the mix of our new business in Individual Insurance. Competitive conditions and the continuing low interest rate environment dampened the quarter’s sales results in our individual wealth management businesses relative to a strong first quarter of 2011. We continue to focus on enhancing our retail wealth business platform with 11 funds added to broker-dealers’ recommended lists in the quarter and the introduction of seven new fund mandates.

First quarter 2012 sales in our Group businesses were very strong, reflecting success in the large case segment where market activity increased significantly from 2011. Cross-selling contributed to our sales success with a significant portion of sales in each business coming through an existing relationship with the other group business. Group Benefits reported record quarterly sales of $248 million, more than twice those of first quarter 2011, while Group Retirement Solutions sales of $556 million were the second highest on record with 40 per cent growth over the same period in 2011.

Individual Insurance sales aligned with our strategy to reduce new business risk with a significantly lower proportion of sales with guaranteed long duration features as compared to the same period a year ago. As expected with this shift in mix, total annualized regular premium sales of $62 million were down 13 per cent from first quarter 2011 levels. Single premium sales increased 40 per cent from the first quarter of 2011 driven by record travel sales from continued expansion through our travel partners.

Individual Wealth Management funds under management3 were a record $67.3 billion as at March 31, 2012, up five per cent from March 31, 2011. First quarter 2012 sales were 13 per cent below the first quarter of 2011, dampened by the competitive environment and continued low interest rates.

•
Manulife Mutual Funds (“MF”) assets under management increased by six per cent outpacing industry growth of one per cent year-over-year. On both a year-over-year and year-to-date basis, MMF ranked 2nd in the top 10 fund management companies reporting to IFIC for growth in assets under management. Overall mutual fund industry sales decreased marginally as compared to the first quarter of 2011, however sales through advisor-based channels declined significantly more than the industry average4. Consistent with the industry trend, MMF sales declined and retail gross deposits of $478 million were down 20 per cent from first quarter 2011 in the face of strong competition.  We continue to focus on expanding our product shelf with 11 MMF funds added to broker-dealers’ recommended lists in the first quarter and actively promoting our suite of funds, including our recently launched seven new fund mandates.

1	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Sales growth (declines) are stated on a constant currency basis; constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

3	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

4	Based on IFIC report of Mutual fund assets for top 30 Fund Companies in Canada as at March 31, 2012.

 Manulife Financial Corporation – First Quarter 2012

•
Manulife Bank reported record assets of almost $21 billion at March 31, 2012, an increase of 12 per cent over March 31, 2011, driven by strong growth in net lending assets from strong client retention and loan origination volumes. New loan volumes of $1.1 billion were marginally less than first quarter 2011 levels.

•
Consistent with our expectations, variable annuity (“VA”) sales in first quarter 2012 of $618 million were down 18 per cent from the same period last year and sales of fixed rate products also continued at lower levels, reflecting the continued low interest rate environment.

U.S. Division

We are very pleased with the results in a number of our businesses in the quarter.  We made good progress in our Retirement Plan Services sales results and we continue to expand our Mutual Fund product offerings at a number of large broker-dealers as a result of our focus on growing our higher return, fee based wealth management products and services.  In addition, life insurance sales increased slightly over first quarter 2011, driven by increased sales of products with reduced risk and higher return potential.

Wealth management ended the first quarter with record levels of funds under management of US$196.7 billion, an increase of two per cent over March 31, 2011. First quarter sales of wealth products declined 12 per cent to US$4.8 billion compared to the first quarter of 2011 while increasing eight per cent compared to fourth quarter 2011.

•
John Hancock Retirement Plan Services (“JH RPS”) achieved record funds under management as of March 31, 2012 of US$68.7 billion, an increase of four per cent over March 31, 2011, driven by favourable investment returns and positive net sales.  Sales of US$1.3 billion in the first quarter increased 12 per cent compared to the first quarter of 2011.  Increases in the average size per case, the number of cases sold, and the average recurring deposit per participant all contributed to the increase in sales compared to the first quarter of 2011.

•
John Hancock Mutual Funds (“JH Funds”) also achieved record funds under management as of March 31, 2012 of US$38.2 billion, a seven per cent increase from March 31, 2011, due primarily to positive net sales. First quarter sales decreased 10 per cent to US$3.1 billion compared to first quarter of 2011 while increasing 29 per cent compared to fourth quarter 2011.  Sales in the first quarter were impacted by low retail investor confidence at the start of the quarter.  JH Funds was successful in expanding its product offering with approvals at a number of large broker-dealers.  JH Funds experienced positive net sales5 of US$0.9 billion in the non-proprietary market segment, while the overall industry incurred net redemptions year-to-date through March 31, 2012.  As of March 31, 2012, JH Funds offered 19 Four- or Five-Star Morningstar6 rated mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$77.2 billion as of March 31, 2012, a three per cent increase over the first quarter of 2011. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.4 billion or 67 per cent of premiums and deposits7 in the first quarter of 2012, an increase of 32 per cent over the first quarter of 2011.  As of March 31, 2012, John Hancock was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products8.

•	John Hancock Annuities (“JH Annuities”) sales declined consistent with expectations reflecting the continued low interest rate environment and the actions taken to de-risk products.

Insurance sales in the U.S. for the first quarter of 2012 declined three per cent compared to the first quarter of 2011 but with a more favourable mix of business.  New products with favourable risk characteristics are contributing positively to the results while the businesses continued to execute on strategies to reduce risk and raise margins including price increases.

•
Sales of John Hancock Life (“JH Life”) products excluding the universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products were up 28 per cent over first quarter 2011.  Newly launched products continue to contribute to the sales success, including the indexed Universal Life product, launched in the fourth quarter of 2011 and an improved offering of the business’ top selling Universal Life product in the first quarter of 2012.  The business continues to show market leadership with further price increases introduced on universal life products with lifetime no-lapse guarantees in the first quarter of 2012, reflecting the current interest rate environment.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$20 million in the first quarter declined 23 per cent compared to the first quarter of 2011.  Excluding the Federal plan sales, JH LTC sales declined by 53 per cent compared to the first quarter of 2011, reflecting the impact of new business price increases implemented in 2011. In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 32 states.

5
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

6
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

7              Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

8	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – First Quarter 2012

Manulife Asset Management

Assets managed by Manulife Asset Management grew by $6.1 billion to $186.6 billion and including assets managed for Manulife’s general account increased by $9.3 billion to $219.8 billion as at March 31, 2012 compared to March 31, 2011.

At March 31, 2012, Manulife Asset Management had seven Five-Star and 61 Four-Star Morningstar9 rated funds for a total of 68 Four- and Five-Star Funds. This represents an increase of ten from December 31, 2011.

9
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

 Manulife Financial Corporation – First Quarter 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 9, 2012. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1 General macro-economic risk factors
B FINANCIAL HIGHLIGHTS	2 Regulatory capital, actuarial and accounting risks
1 Net income attributed to shareholders 2 U.S. GAAP results	3 Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
3 Sales, premiums and deposits	4 Variable annuity and segregated fund guarantees
4 Funds under management	5 Publicly traded equity performance risk
5 Capital	6 Interest rate and spread risk

C PERFORMANCE BY DIVISION	E ACCOUNTING MATTERS AND CONTROLS
1 Asia	1 Critical accounting and actuarial policies
2 Canada	2 Sensitivity of policy liabilities to changes in assumptions
3 U.S.	3 Future accounting and reporting changes
4 Corporate and Other	4 Quarterly financial information

F OTHER
1 Quarterly dividend
2 Outstanding shares – selected information
3 Performance and non-GAAP measures
4 Caution regarding forward-looking statements

A      OVERVIEW

Earnings in the quarter were $1.2 billion:

•	The direct impact of equity markets and interest rates, gains on our variable annuity hedge block and strong investment performance contributed $541 million to earnings in the quarter.

•	New business strain was $52 million, an improvement of $83 million from the fourth quarter of 2011.

•
Poor policyholder experience, primarily due to higher claims in JH Life, JH Long-Term Care and unfavourable disability and life insurance experience in Canada reduced earnings by $66 million.  The higher life insurance claims in JH Life and Canada are attributable to normal volatility of claims and in Long-Term Care include the impact of normal seasonality.  It is too early to tell if the increased group disability claims represent a trend.

•	We reported gains of $180 million related to changes to in-force product features in Canada and the enactment of new tax rates in Japan.

Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 225 per cent.

•
The ratio increased nine points compared to December 31, 2011, of which six points related to the $750 million of capital raised in the first quarter.  If the Company elects to redeem, subject to regulatory approval, up to $1 billion of capital units issued by Manulife Financial Capital Trust that currently qualify as regulatory capital, we would expect a decline in the MCCSR ratio.

Top line growth:

•
Insurance sales were $823 million for first quarter 2012, an increase of 35 per cent over the first quarter of 2011.  Asia Division set a new quarterly insurance sales record and achieved growth in all regions.

•	Wealth sales were $8.7 billion for first quarter 2012, a decrease of eight per cent from the first quarter of 2011. The decline was driven by lower mutual funds sales in both the U.S. and Canada.

 Manulife Financial Corporation – First Quarter 2012

Other items of note:
•
Based on interest rates at March 31, 2012, our expectation is that the update to the fixed income ultimate reinvestment rates (“URRs”) in the second quarter 2012 could result in a charge that we estimate could be in the range of up to $700 million to $800 million. This amount is an estimate only and the actual amount will be based on information available at the time the review is completed.

•
The Canadian Institute of Actuaries (“CIA”) published new equity calibration parameters in February for guaranteed variable annuity and segregated funds which are expected to be adopted by the Actuarial Standards Board and required for valuation of policyholder liabilities on or after October 15, 2012.  The new equity calibration standards will apply to both the determination of actuarial liabilities and required capital. Our current estimate, based on equity markets and interest rates at March 31, 2012, is that the resultant charge to earnings could be approximately $250 million to $300 million. The corresponding reduction in available capital would reduce MLI’s MCCSR ratio by approximately two points. A further approximate four point reduction would be incorporated in the required capital formula for variable annuities and be recognized over time. These amounts are estimates only and will be updated for future market and interest rate levels.  If adopted by the Actuarial Standards Board, we would reflect this change as part of the annual review of actuarial methods and assumptions in the third quarter of this year.

•
As part of the 2012 annual review of actuarial assumptions and methods, we are conducting our triennial in-depth review of policyholder lapse and withdrawal benefit utilization behaviour related to our U.S. variable annuity business.  While the study is in preliminary stages, initial findings indicate that the impact of the financial crisis on policyholder behaviour has had a sustained impact that could result in lower assumed lapses and higher withdrawal benefit utilization that would lead to an increase in our policy liabilities and a charge to earnings.  No estimate of the potential impact is available at this time.  In addition, there may be other factors, both positive and negative that could impact the annual review of actuarial assumptions and methods.

•
In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 32 states.

B	FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated, unaudited	Quarterly Results
	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to shareholders	$1,206	$(69)	$985
Net income (loss) available to common shareholders	$1,182	$(90)	$965
Net income (loss) excluding the direct impact of equity markets and interest rates(1)	$1,131	$(222)	$874
Earnings (loss) per common share (C$)
Basic	$0.66	$(0.05)	$0.54
Diluted, excluding convertible instruments(1)	$0.66	$(0.05)	$0.54
Diluted	$0.62	$(0.05)	$0.53
Return on common shareholders’ equity(1) (annualized)	21.0%	(1.6)%	17.4%
U.S. GAAP net income (loss) (1)	$(359)	$342	$155
Sales(1) Insurance products	$823	$640	$598
Wealth products	$8,724	$8,141	$9,355
Premiums and deposits(1) Insurance products	$5,687	$5,749	$5,597
Wealth products	$11,453	$10,168	$12,065
Funds under management(1) (C$ billions)	$512	$500	$478
Capital(1) (C$ billions)	$30.4	$29.0	$28.6
MLI’s MCCSR ratio	225%	216%	243%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

B1	Net income attributed to shareholders

In the first quarter of 2012, we reported net income attributed to shareholders of $1.2 billion and net income excluding the direct impact of equity markets and interest rates of $1.1 billion.

•	The direct impact from the improvement in equity markets was largely offset by movements in interest spreads resulting in a net gain of $75 million.

-
The impact of markets on our variable annuity guarantee liabilities not dynamically hedged, public equity positions supporting our policy liabilities and fee income on asset based fee products, net of the impact of our macro equity hedges was $547 million.

-
The impact of interest rate movements totaled $472 million and included a charge of $425 million largely from changes to fixed income reinvestment rates assumed in the valuation of policy liabilities and a $47 million charge in the Corporate and Other segment from the sale of bonds classified as Available-for-Sale (“AFS”) and from derivative positions.

•
We reported a net gain of $223 million on our dynamically hedged variable annuity business. While the hedge program operated as designed, we experienced gains largely related to the fund managers out-performing the index, gains on funds that are not hedged and a reduction in the provision for adverse deviation.

 Manulife Financial Corporation – First Quarter 2012

•
We reported investment related gains of $243 million including $161 million of gains from real estate appraisals, non fixed income origination gains, fixed income trading activities and actions taken to reduce interest rate sensitivity.  Net credit experience continues to be favourable.  We also reported $82 million of gains related to lower risk margins required in the valuation of policy liabilities as a result of the improved match between the asset and liability cash flows.

•	We reported a gain of $122 million as a result of variable annuity product changes and $58 million related to changes to tax rates in Japan.

•
The $66 million charge for policyholder experience was primarily due to higher claims in JH Life, JH Long-Term Care and unfavourable disability and life insurance experience in Canada.  The higher life insurance claims in JH Life and Canada are attributable to normal volatility of claims and in Long-Term Care include the impact of normal seasonality.  It is too early to tell if the increased group disability claims represent a trend.

In the first quarter of 2011, we reported net income attributed to shareholders of $985 million which included $111 million of gains related to the direct impact of equity markets and interest rates.  Other notable items included:

•	Gains of $254 million on activities to reduce interest rate exposures.

•	Gains of $256 million primarily from fair value increases on oil and gas and real estate investments as well as from fixed income trading activities and favourable credit experience.

•	A net claims charge of $151 million related to the earthquake in Japan and a charge of $70 million for changes in actuarial methods and assumptions.

Notable items are outlined in the table below:

C$ millions, unaudited
For the quarter	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to shareholders	$1,206	$(69)	$985
Less the direct impact of equity markets and interest rates(1):
Income on variable annuity guarantee liabilities not dynamically hedged	982	234	102
Income on general fund equity investments supporting policy liabilities and on fee income	121	56	30
Losses on macro equity hedges relative to expected costs(2)	(556)	(250)	(138)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(425)	122	192
Losses on sale of AFS bonds	(47)	(9)	(75)
Direct impact of equity markets and interest rates(1)	$75	$153	$111
Net income (loss) excluding the direct impact of equity markets and interest rates(3)	$1,131	$(222)	$874
Other notable items:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(4)	$223	$(193)	$(8)
Investment gains related to fixed income trading, market value increases in excess of expected non-fixed income investment returns, asset mix changes and credit experience	161	279	256
Favourable impact on policy liabilities resulting from actions to reduce interest rate exposures	82	-	254
Favourable impact on policy liabilities of variable annuity product changes	122	-	-
Favourable impact of the enactment of tax rate changes in Japan	58	-	-
Change in actuarial methods and assumptions	12	2	(70)
Unfavourable policyholder experience	(66)	-	-
Goodwill impairment charge	-	(665)	-
Net impact of P&C reinsurance claims related to the earthquake in Japan	-	-	(151)

(1)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(2)
The first quarter 2012 net charge from macro equity hedges was $663 million and consisted of a $107 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $556 million because actual markets outperformed our valuation assumptions.  The estimated expected cost is not included as a notable item because it has not materially changed over the previous four quarters.

(3)	Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  See the Risk Management section of our 2011 Annual MD&A.

 Manulife Financial Corporation – First Quarter 2012

B2	U.S. GAAP results

Net loss in accordance with U.S. GAAP10 for the first quarter of 2012 was $359 million or $1.6 billion lower than our results under the Canadian version of IFRS (C-IFRS)11.  The primary driver of this quarter’s lower U.S. GAAP earnings compared to C-IFRS earnings relates to variable annuity accounting differences.  Not all variable annuity guarantees are marked to market under U.S. GAAP. Because our hedging strategies for equity risk (dynamic and macro) are more closely aligned with the exposure as measured by C-IFRS, we are over hedged on a U.S. GAAP accounting basis.  Therefore on a U.S. GAAP basis, in rising equity markets the Company will likely incur losses on its variable annuity book and conversely in declining equity markets will likely report gains.

A reconciliation of the major differences in net income (loss) attributed to shareholders for the first quarter is as follows:

C$ millions, unaudited	Quarterly results
For the quarter ended March 31,	2012	2011(3)
Net income attributed to shareholders in accordance with IFRS	$1,206	$985
Non-controlling interest and participating policyholders’ income under IFRS	24	4
Net income in accordance with IFRS	$1,230	$989
Key earnings differences:
For variable annuity guarantee liabilities	$(1,397)	$(126)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(1) compared to net realized gains on investments supporting policy liabilities and derivatives in the surplus segment under U.S. GAAP(2)	(204)	(710)
New business differences including acquisition costs	(160)	(144)
Changes in actuarial methods and assumptions	(21)	57
Other differences(2)	193	89
Total earnings differences	$(1,589)	$(834)
Net income (loss) in accordance with U.S. GAAP	$(359)	$155

(1)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

(2)	Certain comparative amounts have been reclassified to conform to the current quarter‘s presentation.

(3)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for first quarter 2011 was a net reduction in earnings of $49 million, all of which is included in “New business differences including acquisition costs.”  The lower income reflects higher non-deferrable expenses, partially offset by a reduction  in the amortization on a lower deferred acquisition costs (“DAC”) balance.

The primary earnings differences in accounting bases relate to:

Accounting for variable annuity guarantee liabilities –
•
IFRS follows a predominantly mark-to-market accounting approach to measure variable annuity guarantee liabilities, whereas U.S. GAAP only uses mark-to-market accounting for certain benefit guarantees and reflects the Company’s own credit standing in the measurement of the liability.  As noted above, because our hedging strategies for equity risk are more closely aligned with C-IFRS, we are over hedged on a U.S. GAAP accounting basis.  In the first quarter of 2012, we reported a net loss in accordance with U.S. GAAP of $192 million (2011 – $32 million loss) in our total variable annuity businesses and a loss of $556 million on macro hedges.  On an IFRS basis, we reported a net gain of $1,205 million (2011 – $94 million) in our total variable annuity businesses and a loss of $556 million on macro hedges.

Investment income and policy liabilities –
•
Under IFRS, accumulated unrealized gains and losses arising from investments and derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The first quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities of $61 million loss (2011 – $732 million gain) compared to U.S. GAAP net realized losses of $265 million on investments supporting policy liabilities and derivatives in the surplus segment not in a hedge accounting relationship (2011 – gain of $22 million).

Differences in the treatment of acquisition costs and other new business items –
•
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

•
The Company’s adoption of new U.S. GAAP DAC accounting rules (ASU 2010-26) effective January 1, 2012 was applied retrospectively.  The new guidance specifies that only costs related directly to the successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred.  Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, “Other Assets and Deferred Costs – Capitalized Advertising Costs”, are met.  As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.  The retrospective adoption of this guidance resulted in a reduction of the DAC asset of $1.8 billion as at January 1, 2011 and a cumulative

10	Net income (loss) in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability method (CALM).

 Manulife Financial Corporation – First Quarter 2012

adjustment to the 2011 opening balance of total equity of $1.2 billion, on an after-tax basis.  In addition, first quarter 2011 earnings were reduced by $49 million reflecting higher non-deferrable expenses partly offset by reduced amortization as a result of the lower DAC asset balance.

Changes in actuarial methods and assumptions –
•
The gains recognized under IFRS from the review of actuarial methods and assumptions of $12 million in the first quarter of 2012 (2011 – charge of $70 million), compared to charges of $9 million (2011 – $13 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP12 as at March 31, 2012 was approximately $12 billion higher than under IFRS.  Of this difference, approximately $7 billion is attributable to the higher cumulative net income in accordance with U.S. GAAP.  The remaining difference is primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship.  These are reported in equity under U.S. GAAP, but where the investments and derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at March 31, 2012 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:
C$ millions, unaudited As at March 31,	2012	2011(1)
Total equity in accordance with IFRS	$25,824	$25,112
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,247	4,546
Difference in Accumulated Other Comprehensive Income attributable to:
(i)Available-for-sale securities and others;	3,875	1,427
(ii)Cash flow hedges; and	2,226	261
(iii)Translation of net foreign operations	(1,277)	(1,432)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	118	104
Total equity in accordance with U.S. GAAP	$38,013	$30,018

(1)	Equity has been restated to reflect the adoption of ASU No. 2010-26 on a retrospective basis.

B3	Total Company sales and total Company premiums and deposits13

Insurance sales results:

•	Insurance sales were $823 million for the first quarter of 2012, an increase of 35 per cent over the first quarter of 2011.

•	Asia Division set a new quarterly insurance sales record and achieved growth in all regions. In total, sales were 26 per cent higher than in the first quarter of 2011.

•
In Canada, insurance sales results reflect a record quarter for Group Benefits with sales more than twice those of the first quarter of 2011. Our individual insurance sales were aligned with our strategy – up from a year ago in products we want to grow and down for products with guaranteed long duration features.

•
In the U.S., our total insurance sales were slightly lower than first quarter 2011, but the mix was more favourable. JH Life sales excluding the universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products were up 28 per cent over first quarter 2011.

Wealth sales results:

•
Wealth sales were $8.7 billion for the first quarter of 2012, a decrease of eight per cent from the first quarter of 2011.  The decline was driven by lower mutual funds sales in both the U.S. and Canada.

•
In Asia, wealth sales increased by seven per cent over the first quarter of 2011.  The growth was driven by the foreign currency fixed annuity product launched in Japan in 2011 and the single premium unit linked product in Indonesia.  In Hong Kong, sales were down from the first quarter of 2011 due to the non-recurrence of the short-term Chinese currency denominated endowment product sold through the bank channel in 2011 and the government’s deferral of the launch of Employee Choice where members can move their account balances to a provider of their choice.

•
In Canada, overall wealth sales decreased five per cent compared to the first quarter of 2011.  While Group Retirement Solutions’ sales increased by 40 per cent, competitive pressures dampened sales of mutual funds and variable annuities which declined by approximately 20 per cent from the first quarter of 2011. Manulife Bank sales were down marginally (two per cent) from the first quarter of 2011. The solid performance in loan origination, coupled with strong client retention, drove a 12 per cent increase in net lending assets year-over-year.

•
U.S. sales accounted for over 50 per cent of the Company’s wealth sales in the first quarter of 2012.  In the U.S., overall wealth sales declined 12 per cent compared to the first quarter of 2011, while increasing eight per cent compared to the fourth quarter of 2011. Compared to the first quarter of 2011, sales in Retirement Plan Services increased 12 per cent, sales of mutual funds declined by ten per cent and sales of annuities (fixed and variable) declined by 54 per cent.

12	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2012

Premiums and deposits measures:
•
Total Company first quarter insurance premiums and deposits of $5.7 billion were in line with the first quarter of 2011 on a constant currency basis. Very strong growth across Asia was offset by lower premiums in Reinsurance following the sale of the Life Retrocession business and by modest declines in North America due to the actions taken over the last year to increase prices on longer term guaranteed products.

•
Total Company premiums and deposits for wealth businesses were $11.5 billion for the first quarter of 2012, a decline of six per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was strong in Japan, ASEAN and the North American retirement savings businesses. However, mutual fund sales slowed in North America and annuity sales fell as a result of both the low interest rate environment and product actions.

B4	Funds under management14

Total funds under management as at March 31, 2012 were a record $512 billion, an increase of $12 billion from December 31, 2011 and an increase of $33 billion over March 31, 2011.  The 12 month increase over March 31, 2011 was driven by $21 billion of investment returns, $7 billion of net positive policyholder cash flows and $10 billion due to the weaker Canadian dollar. These increases were partially offset by $5 billion of expenses, commissions, taxes and other items.

B5	Capital15

MFC’s total capital as at March 31, 2012 was $30.4 billion, an increase of $1.4 billion from December 31, 2011 and an increase of $1.8 billion over March 31, 2011.  Contributions to the increase over March 31, 2011 included:  $0.5 billion of preferred shares issued, $1.1 billion of subordinated debt issued, $0.4 billion of earnings, partially offset by cash dividends of $0.7 billion and a $0.1 billion decrease in unrealized gains on AFS securities. In addition, capital increased $0.6 billion as a result of the weaker Canadian dollar.

As at March 31, 2012 MLI reported a MCCSR ratio of 225 per cent compared to 216 per cent at December 31, 2011 and 243 per cent at March 31, 2011.

The key drivers of the nine point increase from December 31, 2011 were:

•	We raised $750 million of capital that increased the ratio by six points.

•	Earnings, net of shareholders’ dividends, outpaced the growth in required capital, resulting in a three point improvement in the ratio.

•	The impact of IFRS adoption on MCCSR has been largely completed and is only expected to reduce MLI’s MCCSR ratio by a further one point throughout 2012.

The key drivers of the 18 point decrease from March 31, 2011 were largely the same as those outlined in our Annual Report for the full year 2011 plus the items discussed above for the first quarter of 2012.

•
In 2011 approximately 30 points of the decline was the result of changes in accounting policies, clarifications of regulatory capital policies and the impact of lower interest rates on the amount of regulatory required capital.

•
In addition, during 2011 the sale of our Life Retrocession business and additional third party reinsurance added ten points to our ratio and offset the impact of declines in the ratio from growth in the business and dividends paid to MFC in excess of MLI’s net income.

The ratio should also be considered in context of the significantly reduced earnings sensitivity to changes in interest rates and equity markets.

C      PERFORMANCE BY DIVISION

C1      Asia Division

$ millions unless otherwise stated	Quarterly results
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$ 1,111	$ 285	$ 351
excluding the direct impact of equity markets and interest rates	292	244	275
Premiums and deposits	2,866	2,625	2,371
Funds under management (billions)	72.0	71.4	67.4
U.S. dollars
Net income
attributed to shareholders	$ 1,110	$ 279	$ 357
excluding the direct impact of equity markets and interest rates	292	239	280
Premiums and deposits	2,862	2,567	2,406
Funds under management (billions)	72.1	70.2	69.4

14	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

15	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2012

Asia Division recorded net income attributed to shareholders of US$1.1 billion for the first quarter of 2012 compared to net income of US$357 million for the first quarter of 2011. Excluding the direct impact of equity markets and interest rates net income increased by US$12 million relative to the first quarter of 2011. The increase includes US$4 million related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience losses of US$42 million. Also contributing to the increase was the impact of the reduction to Japan’s tax rates on our deferred tax liability, business growth and the impact of higher sales volumes.

Premiums and deposits16 for the first quarter of 2012 were US$2.9 billion, up 17 per cent from the first quarter of 2011.  Premiums and deposits for insurance products of US$1.5 billion were 23 per cent higher driven by in-force and sales growth with contributions from all of our insurance businesses.  Wealth management premiums and deposits of US$1.4 billion were 11 per cent higher.  The increase in wealth management premiums and deposits was slightly higher than the increase in sales discussed in section B3, as a result of the increase in deposits on in-force business.

Funds under management as at March 31, 2012 were US$72.1 billion, an increase of four per cent from US$69.4 billion at March 31, 2011 on a constant currency basis. Net policyholder cash inflows contributed US$4.5 billion of the increase.

C2	Canada Division

$ millions unless otherwise stated	Quarterly results(1)
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$ 317	$ 246	$ 509
excluding the direct impact of equity markets and interest rates	451	147	460
Premiums and deposits	4,726	4,393	4,857
Funds under management (billions)	125.6	122.1	117.0

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canada Division in 2012. Prior period results have been restated to reflect this change.

Canada Division’s net income attributed to shareholders was $317 million for the first quarter of 2012 compared to net income of $509 million for the first quarter of 2011. First quarter earnings included net experience losses of $134 million (2011 – $49 million gain) related to the direct impact of equity markets and interest rates.

Excluding the direct impact of equity markets and interest rates, net income attributed to shareholders for the quarter was $451 million, down $9 million from the first quarter of 2011.  First quarter 2012 earnings included a gain of $122 million reflecting reserve releases in the quarter related to in-force variable annuity product changes. Relative to a year ago, earnings were negatively impacted by less favourable investment gains than the strong results of a year ago, unfavourable claims experience, and lower interest rates.

Premiums and deposits in the first quarter of 2012 were $4.7 billion, down three per cent from first quarter 2011 levels.  Increases in the quarter from strong sales and renewal premiums from growth in our group retirement business were more than offset by lower sales in our individual wealth management business. Premiums were also reduced by changes in reinsurance arrangements in our individual insurance lines.

Funds under management grew by seven per cent or $8.6 billion to a record $125.6 billion as at March 31, 2012 compared to March 31, 2011. The increase reflects business growth across the division, driven by Manulife Bank and the wealth management businesses. Net increases in the market value of assets also contributed to the rise in funds under management as the impact of lower interest rates outweighed the negative impact from equity market declines over the past 12 months.

16	All premium and deposit growth (declines) are stated on a constant currency basis.

 Manulife Financial Corporation – First Quarter 2012

C3           U.S. Division
Effective this year we have combined U.S. Insurance and U.S. Wealth into one reporting segment.  This change was made to better align with the management structure of the division.

$ millions unless otherwise stated	Quarterly results(1)
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$ 574	$ 505	$ 715
excluding the direct impact of equity markets and interest rates	589	237	515
Premiums and deposits(2)	9,089	8,210	9,517
Funds under management (billions)	286.3	279.6	261.5

U.S. dollars
Net income
attributed to shareholders	$ 574	$ 493	$ 726
excluding the direct impact of equity markets and interest rates	589	230	523
Premiums and deposits(2)	9,078	8,025	9,656
Funds under management (billions)	286.6	274.9	269.1

(1)	The Company moved the reporting of its International Group Program business unit to Canada Division in 2012. Prior period results have been restated to reflect this change.

(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.

U.S. Division reported net income attributed to shareholders of US$574 million for the first quarter of 2012 compared to net income of US$726 million for the first quarter of 2011. Excluding the direct impact of equity markets and interest rates net income increased by US$66 million relative to the first quarter of 2011. This increase includes US$103 million of higher gains related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience gains and losses. Offsetting this increase were the impacts of unfavorable claims experience in JH Life and JH LTC,  and lower sales volumes in relation to fixed acquisition expenses.

Premiums and deposits for the first quarter of 2012 were US$9.1 billion, down six per cent from US$9.7 billion for the first quarter of 2011.  The decrease was driven by lower annuity sales as expected and lower mutual fund sales due to low retail investor confidence at the start of the quarter, partially offset by increased sales in the 401(k) business.

Funds under management as at March 31, 2012 were US$286.6 billion, up seven per cent from March 31, 2011.  The increase was due to the impact of lower interest rates on the market value of funds under management and positive investment returns.

C4	Corporate and Other

$ millions unless otherwise stated	Quarterly results
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net loss
attributed to shareholders	$ (796)	$ (1,105)	$ (590)
excluding the direct impact of equity markets and interest rates	(201)	(850)	(376)
Premiums and deposits	459	688	918
Funds under management (billions)	27.7	26.6	32.4

Corporate and Other reported a net loss attributed to shareholders of $796 million for the first quarter of 2012 compared to a net loss of $590 million for the first quarter of 2011.  Notable net charges included in the net loss attributed to shareholders in the first quarter of 2012 totaled $563 million:

•	$556 million of losses on macro equity hedges (excludes the expected cost),
•	$37 million of realized losses on AFS bonds/derivative positions and other items,
•	$18 million of tax gains resulting from changes in the Japan tax rate, and
•	$12 million gain related to changes in actuarial methods and assumptions.

Notable net charges included in the net loss attributed to shareholders in the first quarter of 2011 totaled $426 million:
•	$138 million of losses on macro equity hedges (excludes the expected cost),
•	$151 million of P&C reinsurance claims related to the Japan earthquake,
•	$70 million charge related to changes in actuarial methods and assumptions, and
•	$67 million of realized losses on AFS bonds/derivative positions and other investment items.

Excluding the above notable items, earnings declined by $69 million compared to the same period last year.  This decline reflects lower earnings on lower average net assets and higher expenses on the Company’s pension plans, combined with the sale of the Life Retrocession business in the third quarter of 2011.

 Manulife Financial Corporation – First Quarter 2012

Premiums and deposits for the first quarter of 2012 were $459 million, down 50 per cent from the first quarter of 2011 on a constant currency basis.  This decline reflects the impact of the sale of the Life Retrocession business and the variability of sales in institutional asset management mandates.

Funds under management as at March 31, 2012 include assets managed by Manulife Asset Management on behalf of institutional clients of $24.0 billion (March 31, 2011 – $23.9 billion) and $3.7 billion (March 31, 2011 – $8.5 billion) of the Company’s own funds.  Corporate and Other includes an adjustment of $6.8 billion (2011 – $0.2 billion) to gross up the derivative assets and liabilities in the Company’s own funds.  Excluding this adjustment, the Company’s own funds increased by $1.8 billion primarily reflecting the issuance of subordinated debt and preferred shares, net of capital redemptions, of $1.1 billion and higher bond values reflecting the impact of declining interest rates over the past 12 months.

D	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1	General macro-economic risk factors update

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.  Our disclosure outlined that we would expect to take a charge related to the fixed income URR in 2012 potentially greater than the $437 million charge reported in 2011.  We have updated this estimate, and based on rates at March 31, 2012 we currently estimate the amount could range from approximately $700 million up to $800 million.  Consistent with last year we expect to record the charge to update the URR in the second quarter.

D2	Regulatory capital, actuarial and accounting risks update

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

The Canadian Institute of Actuaries (CIA) published new equity calibration parameters in February 2012 for guaranteed variable annuity and segregated funds which are expected to be adopted by the Actuarial Standards Board and required for valuation of policyholder liabilities on or after October 15, 2012.  The new equity calibration standards will apply to both the determination of actuarial liabilities and required capital. Our current estimate, based on equity markets and interest rates at March 31, 2012, is that the resultant charge to earnings could be approximately $250 million to $300 million. The corresponding reduction in available capital would reduce MLI’s MCCSR ratio by approximately two points. A further approximate four point reduction would be incorporated in the required capital formula for variable annuities and be recognized over time. These amounts are estimates only and are dependent on future market and interest rate levels.  If adopted by the Actuarial Standards Board, we would reflect this change as part of the annual review of actuarial methods and assumptions in the third quarter of this year.

The CIA is also expecting to publish calibration criteria for fixed income funds which we believe will be effective in 2013 as well as guidance on the modeling of future realized volatility where a hedging program is in place. Once effective, the new calibration standards will apply both to the determination of actuarial liabilities and required capital and may result in a reduction in net income and MLI’s MCCSR ratio.  No estimate of the potential impact is available.

The Office of the Superintendent of Financial Institutions (“OSFI”) continues to consider updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and to its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as MLI.  OSFI has indicated that MCCSR and internal target capital ratio guidelines, which have not yet been determined, are expected to become applicable to MFC by 2016.  These rules could put MFC at a competitive disadvantage for a number of reasons, including:  foreign based competitors in Canada will not disclose on a comparable basis the financial strength of their groups; life companies owned by Canadian banks are not required to disclose composite financial strength metrics for the combined banking and insurance operations; and the guidelines do not apply to non-financial institution holding companies.

OSFI recently published draft Guideline B-20 outlining expectations for prudent residential mortgage underwriting. These proposals stem from a desire of regulators to ensure that in the post financial crisis, economic environment of low interest rates and historically high consumer debt levels, federally regulated financial institutions are engaged in sound residential underwriting practices. The proposed guideline specifically focuses on the use of Home Equity Lines of Credit (HELOC’s) such as the ManulifeOne product sold by Manulife Bank. Key proposals include the establishment of a maximum loan-to-value ratio of 65 per cent and defining a set period, after which the outstanding HELOC balance would convert to a fixed term amortizing loan together with increased disclosure to improve transparency. We are currently assessing the potential impact of these proposals on our product offerings.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

There has been recent third party commentary about exploring ways of unlocking value of the U.S. Division through subsidiary reorganizations, partial spin-outs or outright sales.  MFC remains committed to the U.S. Division. In addition, linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines.

D4	Variable annuity and segregated fund guarantees

As at March 31, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantees was either dynamically hedged or reinsured, compared to 63 per cent at December 31, 2011. The business dynamically hedged at March 31, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter we added $0.5 billion of in-force guarantee value to our dynamic hedge program, in addition to the new business that was written.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

 Manulife Financial Corporation – First Quarter 2012

Variable annuity and segregated fund guarantees

As at	March 31, 2012			December 31, 2011
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,188	$5,515	$1,683	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	65,481	59,079	6,900	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	22,039	22,917	1,790	23,509	23,030	2,813
Gross living benefits(2)	$94,708	$87,511	$10,373	$97,682	$85,342	$14,883
Gross death benefits(3)	14,479	11,891	2,403	15,202	11,614	3,232
Total gross of reinsurance and hedging	$109,187	$99,402	$12,776	$112,884	$96,956	$18,115
Living benefits reinsured	$6,211	$4,764	$1,454	$6,491	$4,622	$1,871
Death benefits reinsured	4,136	3,509	825	4,360	3,430	1,104
Total reinsured	$10,347	$8,273	$2,279	$10,851	$8,052	$2,975
Total, net of reinsurance	$98,840	$91,129	$10,497	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$55,081	$52,661	$4,185	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,282	3,865	493	5,133	3,461	739
Total dynamically hedged	$60,363	$56,526	$4,678	$60,655	$54,011	$7,085
Living benefits retained	$33,416	$30,086	$4,734	$35,669	$30,170	$6,666
Death benefits retained	5,061	4,517	1,085	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$38,477	$34,603	$5,819	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $5,993 million at March 31, 2012 (December 31, 2011 – $10,021 million) and includes the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,199 million at March 31, 2012 (December 31, 2011 – $3,586 million).  The policy liabilities for the hedged block were $3,794 million at March 31, 2012 (December 31, 2011 – $6,435 million). Policy liabilities declined largely due to the increase in equity markets.

Caution related to sensitivities
In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5	Publicly traded equity performance risk

As a result of the dynamic and macro hedges, as at March 31, 2012, we estimate that approximately 66 to 74 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at December 31, 2011 was 60 to 70 per cent. Our stated goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

 Manulife Financial Corporation – First Quarter 2012

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,410)	$(3,340)	$(1,510)	$1,180	$2,080	$2,780
Asset based fees	(270)	(180)	(90)	90	180	280
General fund equity investments(3)	(300)	(200)	(100)	100	190	280
Total underlying sensitivity	$(5,980)	$(3,720)	$(1,700)	$1,370	$2,450	$3,340
Impact of hedge assets
Impact of macro hedge assets	$1,590	$1,060	$530	$(530)	$(1,060)	$(1,590)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,790	1,700	740	(520)	(880)	(1,140)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,380	$2,760	$1,270	$(1,050)	$(1,940)	$(2,730)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,600)	$(960)	$(430)	$320	$510	$610
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(840)	$(430)	$(150)	$(100)	$(210)	$(340)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,440)	$(1,390)	$(580)	$220	$300	$270
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	77%	79%	82%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	63%	66%	84%	88%	92%

(1)	See “Caution related to sensitivities” above.

(2)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – First Quarter 2012

As at December 31, 2011
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(6,080)	$(3,830)	$(1,780)	$1,490	$2,720	$3,690
Asset based fees	(260)	(180)	(80)	90	180	260
General fund equity investments(3)	(300)	(200)	(110)	100	200	300
Total underlying sensitivity	$(6,640)	$(4,210)	$(1,970)	$1,680	$3,100	$4,250
Impact of hedge assets
Impact of macro hedge assets	$1,420	$950	$470	$(470)	$(950)	$(1,420)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,170	1,980	900	(710)	(1,240)	(1,610)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,590	$2,930	$1,370	$(1,180)	$(2,190)	$(3,030)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(950)	$(500)	$(180)	$(140)	$(300)	$(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(3,000)	$(1,780)	$(780)	$360	$610	$740
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	69%	70%	70%	70%	71%	71%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	55%	58%	60%	79%	80%	83%

(1)	See “Caution related to sensitivities” above.

(2)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2012	(20)	(12)	(5)	5	9	15
December 31, 2011	(27)	(15)	(7)	2	3	4

(1)	See ”Caution related to sensitivities” above.
(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

 Manulife Financial Corporation – First Quarter 2012

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.
As at
C$ millions	March 31, 2012	December 31, 2011
For variable annuity guarantee dynamic hedging strategy	$8,600	$10,600
For macro equity risk hedging strategy	6,200	5,600
Total	$14,800	$16,200

The increase in equity markets during the quarter permitted the Company to add $225 million and $300 million of in-force business into the Canadian and U.S. variable annuity dynamic hedging programs, respectively.  Even with this additional business, equity future notional values decreased over the quarter, reflecting the rebalancing of hedges resulting from the increase in equity markets. The notional value of the shorted equity futures related to the macro equity risk hedging strategy increased from December 31, 2011 due to the general rise in equity markets in the quarter.

D6	Interest rate and spread risk

As at March 31, 2012, the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates was $900 million, which was ahead of our 2014 year end goal. The decrease in sensitivity from December 31, 2011 was attributable to changes in investment markets as well as the continuing actions by the Company to reduce reinvestment risk in the fixed income portfolio.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of a change in the actuarial booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The impact does not allow for any potential changes to the URR assumptions or other potential impacts of lower interest rate levels.

Potential impact on annual net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2012				December 31, 2011
	-100	bp	+100	bp	-100	bp	+100	bp
Net Income attributed to shareholders (C$ millions)
Before impact of change in market value of AFS fixed income assets held in the surplus segment	$(900)		$500		$(1,000)		$700
Including 100% of the change in market value of AFS fixed income assets held in the surplus segment	(100)		-		(200)		-
MLI’s MCCSR (percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(17)		20		(18)		13
Including 100% of the change in market value of AFS fixed income assets held in the surplus segment	(12)		15		(13)		8

(1)	See “Caution related to sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

 Manulife Financial Corporation – First Quarter 2012

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	March 31, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$400	$500
Decrease 50 basis points	(800)	(900)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	600	600

(1)	See “Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)
Corporate spreads are assumed to grade to the expected long-term average over five years.  Sensitivities to a 50 basis point change in corporate spreads were estimated except for the 50 basis point drop in those spreads as at March 31, 2012.

E	ACCOUNTING MATTERS AND CONTROLS

E1	Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2	Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

 Manulife Financial Corporation – First Quarter 2012

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C $ millions	Increase (decrease) in after-tax income
As at	March 31, 2012		December 31, 2011
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income reinvestment rates(1)	$ 1,700	$(1,800)	$ 1,700	$(1,900)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(900)
100 basis point change in future annual returns for other non-fixed income assets(3)	4,000	(3,700)	4,200	(3,800)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the March 31, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million. (December 31, 2011 – $700 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (December 31, 2011– $(700) million).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The reduction in sensitivity from December 31, 2011 to March 31, 2012 is primarily related to the change in the shape of the yield curve at which fixed income assets are reinvested / disinvested, as well as the reduction in certain currencies against the Canadian dollar.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E3	Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing

For additional information please refer to our 2011 Annual Report.

 Manulife Financial Corporation – First Quarter 2012

E4	Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended C$ millions, except per share amounts	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
Revenue
Premium income
Life and health insurance	$3,473	$3,651	$3,490	$3,452	$3,593	$3,663	$3,568	$3,433
Annuities and pensions	1,031	889	772	730	927	1,051	1,035	986
Total premium income	$4,504	$4,540	$4,262	$4,182	$4,520	$4,714	$4,603	$4,419
Investment income(1)	1,589	2,034	3,697	2,609	2,027	2,243	3,052	2,087
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and deposits(1)	(4,066)	1,360	13,491	2,266	(1,247)	(5,187)	4,027	3,709
Other revenue	1,790	1,765	2,005	1,708	1,764	1,650	1,565	1,552
Total revenue	$3,817	$9,699	$23,455	$10,765	$7,064	$3,420	$13,247	$11,767
Income (loss) before income taxes	$1,290	$119	$(1,799)	$532	$1,296	$2,174	$(2,598)	$(3,408)
Income tax (expense) recovery	(60)	(174)	615	(37)	(307)	(349)	421	1,001
Net income (loss)	$1,230	$(55)	$(1,184)	$495	$989	$1,825	$(2,177)	$(2,407)
Net income (loss) attributed to shareholders	$1,206	$(69)	$(1,277)	$490	$985	$1,796	$(2,249)	$(2,434)
Basic earnings (loss) per common share	$0.66	$(0.05)	$(0.73)	$0.26	$0.54	$1.00	$(1.28)	$(1.39)
Diluted earnings (loss) per common share, excluding convertible instruments	$0.66	$(0.05)	$(0.73)	$0.26	$0.54	$1.00	$(1.28)	$(1.39)
Diluted earnings (loss) per common share	$0.62	$(0.05)	$(0.73)	$0.26	$0.53	$0.96	$(1.28)	$(1.39)
Segregated funds deposits	$6,294	$5,575	$5,109	$5,086	$5,919	$6,025	$5,347	$5,968
Total assets	$465,288	$462,102	$455,076	$427,597	$423,397	$424,767	$438,448	$420,318
Weighted average common shares (in millions)	1,802	1,795	1,789	1,783	1,778	1,773	1,767	1,762
Diluted weighted average common shares, excluding convertible instruments (in millions)	1,804	1,795	1,789	1,786	1,781	1,776	1,767	1,762
Diluted weighted average common shares (in millions)	1,919	1,795	1,789	1,871	1,861	1,873	1,767	1,762
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to $1US – Statement of Financial Position	0.9991	1.0170	1.0389	0.9643	0.9718	0.9946	1.0298	1.0606
CDN$ to $1US – Statement of Operations	1.0011	1.0232	0.9807	0.9679	0.9855	1.0128	1.0391	1.0276

(1)
The Q1 2012 realized/unrealized loss on assets supporting insurance and investment contract liabilities of $4,066 million relates primarily to the impact of higher interest rates on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by gains reflected in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. In addition, the decrease in investment income in the first quarter 2012 compared to first quarter 2011 related to losses on macro hedges used as part of our equity risk management program and losses on AFS bonds related to the management of interest rate exposures.  These activities in the surplus segment are mostly offset by gains reflected in the measurement of our policy liabilities (see change in insurance contract liabilities).

F	OTHER

F1	Quarterly dividend

On May 3, 2012, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after June 19, 2012 to shareholders of record at the close of business on May 15, 2012.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2012 to shareholders of record at the close of business on May 15, 2012.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 1 – $0.35 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 3 – $0.2625 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 7 – $0.371781 per share

 Manulife Financial Corporation – First Quarter 2012

F2	Outstanding shares – selected information

Class A Shares Series 1
As at May 8, 2012, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares
As at May 8, 2012 MFC had 1,807 million common shares outstanding.

F3	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Total Notable Items excluding the Direct Impact of Equity Markets and Interest Rates; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

	March 31,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,802	1,778
Dilutive number of shares for stock-based awards	2	3
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,804	1,781
Dilutive number of shares for convertible instruments	115	80
Weighted average number of common shares used in the diluted earnings per share calculation	1,919	1,861

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

 Manulife Financial Corporation – First Quarter 2012

Return on common shareholders’ equity	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to common shareholders	$1,182	$(90)	$965
Opening total equity attributed to common shareholders	$22,402	$23,077	$22,683
Closing total equity attributed to common shareholders	$23,072	$22,402	$22,919
Weighted average total equity available to common shareholders	$22,737	$22,740	$22,801
Opening AOCI on AFS securities and cash flow hedges	$13	$28	$278
Closing AOCI on AFS securities and cash flow hedges	$198	$13	$255
Adjustment for average AOCI	$(106)	$(21)	$(266)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,631	$22,719	$22,535
ROE based on weighted average total equity attributed to common shareholders (annualized)	20.9%	(1.6)%	17.2%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	21.0%	(1.6)%	17.4%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Premium income	$4,504	$4,540	$4,520
Deposits from policyholders	6,294	5,575	5,919
Premiums and deposits per financial statements	$10,798	$10,115	$10,439
Investment contract deposits	70	126	95
Mutual fund deposits	4,054	3,309	4,658
Institutional advisory account deposits	368	627	669
ASO premium equivalents	715	666	684
Group benefits ceded premiums	970	941	949
Other fund deposits	165	133	168
Total premiums and deposits	$17,140	$15,917	$17,662
Currency impact	-	(247)	235
Constant currency premiums and deposits	$17,140	$15,670	$17,897

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

 Manulife Financial Corporation – First Quarter 2012

Funds under management	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Total invested assets	$223,837	$226,520	$198,603
Total segregated funds net assets	205,953	196,058	200,890
Funds under management per financial statements	$429,790	$422,578	$399,493
Mutual funds	53,411	49,399	50,129
Institutional advisory accounts (excluding segregated funds)	21,758	21,527	21,792
Other funds	6,684	6,148	6,883
Total fund under management	$511,643	$499,652	$478,297
Currency impact	-	(8,264)	9,947
Constant currency funds under management	$511,643	$491,388	$488,244

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Total equity	$25,824	$24,879	$25,112
Add AOCI loss on cash flow hedges	52	91	54
Add liabilities for preferred shares and capital instruments	4,501	4,012	3,442
Total capital	$30,377	$28,982	$28,608
Sales are measured according to product type:

•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F4	Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, management objectives with respect to hedging equity markets and interest rate risks, potential future changes related to fixed income URR assumptions if current low interest rates persist, the estimated impact of new equity calibration parameters for guaranteed variable annuity and segregated funds, and the annual review of actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital

 Manulife Financial Corporation – First Quarter 2012

management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

 Manulife Financial Corporation – First Quarter 2012

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	March 31, 2012	December 31, 2011
ASSETS
Cash and short-term securities	$12,312	$12,813
Securities
Bonds	117,416	120,487
Stocks	11,226	10,243
Loans
Mortgages	34,943	35,023
Private placements	20,098	20,294
Policy loans	6,710	6,827
Bank loans	2,275	2,288
Real estate	7,694	7,466
Other invested assets	11,163	11,079
Total invested assets (note 4)	$223,837	$226,520
Other assets
Accrued investment income	$1,839	$1,802
Outstanding premiums	654	781
Derivatives (note 5)	11,388	15,472
Reinsurance assets	10,737	10,728
Deferred tax asset	1,719	1,757
Goodwill and intangible assets	5,362	5,442
Miscellaneous	3,799	3,542
Total other assets	$35,498	$39,524
Segregated funds net assets (note 14)	$205,953	$196,058
Total assets	$465,288	$462,102
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 6)
Insurance contract liabilities	$184,232	$190,366
Investment contract liabilities	2,537	2,540
Bank deposits	18,424	18,010
Derivatives (note 5)	5,996	7,627
Deferred tax liability	712	766
Other liabilities	11,637	12,341
	$223,538	$231,650
Long-term debt	5,472	5,503
Liabilities for preferred shares and capital instruments (note 9)	4,501	4,012
Segregated funds net liabilities (note 14)	205,953	196,058
Total liabilities	$439,464	$437,223
Equity
Issued share capital
Preferred shares (note 10)	$2,057	$1,813
Common shares (note 10)	19,644	19,560
Contributed surplus	253	245
Shareholders’ retained earnings	3,448	2,501
Shareholders’ accumulated other comprehensive income (loss)
On available-for-sale securities	250	104
On cash flow hedges	(52)	(91)
On translation of foreign operations	(471)	83
Total shareholders’ equity	$25,129	$24,215
Participating policyholders’ equity	264	249
Non-controlling interest in subsidiaries	431	415
Total equity	$25,824	$24,879
Total liabilities and equity	$465,288	$462,102

The accompanying notes are an integral part of these consolidated financial statements.

  Donald A. Guloien                                                                                         Gail Cook-Bennett
President and Chief Executive Officer                                                                               Chair of the Board of Directors

 Manulife Financial Corporation – First Quarter 2012

Consolidated Statements of Income
For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2012	2011
Revenue
Premium income
Gross premiums	$6,199	$6,092
Premiums ceded to reinsurers	(1,695)	(1,572)
Net premium income	$4,504	$4,520
Investment income
Investment income	$1,589	$2,027
Realized and unrealized losses on assets supporting insurance and investment contract liabilities	(4,066)	(1,247)
Net investment income (loss)	$(2,477)	$780
Other revenue	$1,790	$1,764
Total revenue	$3,817	$7,064
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,466	$2,576
Maturity and surrender benefits	1,244	1,258
Annuity payments	796	779
Policyholder dividends and experience rating refunds	274	269
Net transfers (from) to segregated funds	(158)	42
Change in insurance contract liabilities	(3,409)	(366)
Change in investment contract liabilities	42	24
Ceded benefits and expenses	(1,364)	(1,223)
Change in reinsurance assets	5	(95)
Net benefits and claims	$(104)	$3,264
General expenses	1,045	957
Investment expenses	251	238
Commissions	976	972
Interest expense	288	281
Net premium taxes	71	56
Total contract benefits and expenses	$2,527	$5,768
Income before income taxes	$1,290	$1,296
Income tax expense	(60)	(307)
Net income	$1,230	$989
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$9	$5
Participating policyholders	15	(1)
Shareholders	1,206	985
	$1,230	$989
Net income attributed to shareholders	$1,206	$985
Preferred share dividends	(24)	(20)
Net income available to common shareholders	$1,182	$965

EARNINGS PER SHARE
Weighted average number of common shares outstanding (in millions)	1,802	1,778
Weighted average number of diluted common shares outstanding (in millions)	1,919	1,861
Basic earnings per common share	$0.66	$0.54
Diluted earnings per common share	$0.62	$0.53
Dividends per common share	$0.13	$0.13

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2012

Consolidated Statements of Comprehensive Income
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2012	2011
Net income	$1,230	$989
Other comprehensive income (loss), net of tax
Change in unrealized foreign exchange gains (losses) on
Translation of foreign operations	$(584)	$(560)
Net investment hedges	30	3
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains (losses) arising during the period	66	(97)
Reclassification of realized losses and impairments to net income	78	74
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized gains (losses) arising during the period	39	(1)
Reclassification of realized losses to net income	2	2
Other comprehensive loss, net of tax	$(369)	$(579)
Total comprehensive income	$861	$410
Total comprehensive income (loss) attributed to:
Non-controlling interest	$9	$6
Participating policyholders	15	(1)
Shareholders	837	405

Income Taxes Included in Other Comprehensive Income (Loss)
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2012	2011
Income tax (recovery) expense
Change in unrealized foreign exchange gains (losses):
Income tax (recovery) on translation of foreign operations	$(2)	$(2)
Income tax expense on net investment hedges	11	9
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense (recovery) from unrealized gains/losses arising during the period	30	(31)
Income tax recovery related to reclassification of realized gains/losses and recoveries/impairments to net income	20	36
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense from unrealized gains/losses arising during the period	14	3
Income tax recovery related to reclassification of realized losses to net income	1	1
Total income tax expense	$74	$16

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2012

Consolidated Statements of Changes in Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2012	2011
Preferred shares
Balance, beginning of period	$1,813	$1,422
Issued during the period (note 10)	250	200
Issuance costs, net of tax	(6)	(4)
Balance, end of period	$2,057	$1,618
Common shares
Balance, beginning of period	$19,560	$19,254
Issued on exercise of stock options and deferred share units	-	1
Issued under dividend reinvestment and share purchase plans	84	77
Balance, end of period	$19,644	$19,332
Contributed surplus
Balance, beginning of period	$245	$222
Stock option expense	8	7
Balance, end of period	$253	$229
Shareholders’ retained earnings
Balance, beginning of period	$2,501	$3,393
Net income attributed to shareholders	1,206	985
Preferred share dividends	(24)	(20)
Common share dividends	(235)	(234)
Balance, end of period	$3,448	$4,124
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$96	$(186)
Change in unrealized foreign exchange gains/losses of net foreign operations	(554)	(557)
Change in unrealized gains/losses on available-for-sale financial securities	146	(24)
Change in unrealized gains/losses on derivative instruments designated as cash flow hedges	39	1
Balance, end of period	$(273)	$(766)

Total shareholders’ equity, end of period	$25,129	$24,537

Participating policyholders’ equity
Balance, beginning of period	$249	$160
Net income (loss) attributed to participating policyholders	15	(1)
Balance, end of period	$264	$159
Non-controlling interest
Balance, beginning of period	$415	$410
Net income attributed to non-controlling interest	9	5
Other comprehensive income attributed to non-controlling interest	-	1
Contributions, net	7	-
Balance, end of period	$431	$416
Total equity, end of period	$25,824	$25,112

The accompanying notes are an integral part of these consolidated financial statements

 Manulife Financial Corporation – First Quarter 2012

Consolidated Statements of Cash Flows
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2012	2011
Operating activities
Net income	$1,230	$989
Adjustments for non-cash items in net income:
Decrease in insurance contract liabilities	(3,409)	(366)
Increase in investment contract liabilities	42	24
Decrease (increase) in reinsurance assets	5	(95)
Amortization of premium/discount on invested assets	14	13
Other amortization	95	79
Net realized and unrealized losses including impairments	4,861	1,555
Deferred income tax (recovery) expense	(21)	264
Stock option expense	8	7
Net income adjusted for non-cash items	$2,825	$2,470
Changes in policy related and operating receivables and payables	(180)	(336)
Cash provided by operating activities	$2,645	$2,134
Investing activities
Purchases and mortgage advances	$(15,790)	$(13,720)
Disposals and repayments	12,357	11,743
Changes in investment broker net receivables and payables	(435)	(72)
Cash used in investing activities	$(3,868)	$(2,049)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(489)	$(307)
Issue of capital instruments, net	497	-
Repayment of capital instruments	-	(550)
Net redemption of investment contract liabilities	-	(332)
Funds borrowed, net	(1)	34
Secured borrowings from securitization transactions	250	-
Changes in bank deposits, net	451	620
Shareholder dividends paid in cash	(175)	(175)
Contributions from non-controlling interest, net	7	-
Common shares issued, net	-	1
Preferred shares issued, net	244	196
Cash provided by (used in) financing activities	$784	$(513)
Cash and short-term securities
Decrease during the period	$(439)	$(428)
Effect of foreign exchange rate changes on cash and short-term securities	(143)	(130)
Balance, beginning of period	12,280	11,322
Balance, end of period	$11,698	$10,764
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12,813	$11,849
Net payments in transit, included in other liabilities	(533)	(527)
Net cash and short-term securities, beginning of period	$12,280	$11,322
End of period
Gross cash and short-term securities	$12,312	$11,379
Net payments in transit, included in other liabilities	(614)	(615)
Net cash and short-term securities, end of period	$11,698	$10,764
Supplemental disclosures on cash flow information:
Interest received	$2,120	$1,981
Interest paid	306	257
Income taxes paid	170	86

The accompanying notes are an integral part of these consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2012

Notes to Consolidated Interim Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company.  MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients as well as asset management services to institutional customers. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”).

These Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2011 and the accompanying notes included on pages 87 to 183 of the Company’s Annual Report.

These Consolidated Interim Financial Statements of MFC as at and for the three months ended March 31, 2012 were authorized for issue by the Board of Directors on May 3, 2012.

Note 2 Accounting and Reporting Changes

(a)	Amendments to IFRS 7 “Financial Instruments: Disclosures”
The amendments to IFRS 7 “Disclosures – Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for fiscal years beginning on or after July 1, 2011.  The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

(b)	Amendment to IAS 12 “Income Taxes”
An amendment to IAS 12 was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that are consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for fiscal years beginning on or after January 1, 2012.  The adoption of this amendment did not have a significant impact on the Company’s consolidated financial statements.

Note 3 Disposition

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The transaction closed on August 31, 2011. The transaction was structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets were transferred to Pacific Life. The net cash payment to Pacific Life was $704 in lieu of transferring the invested assets backing the actuarial liabilities. Under the terms of the agreement, the Company transferred the infrastructure (including information technology systems and workforce) required to administer the life retrocession business to Pacific Life. The gain on transfer was $303 (net of taxes of $128) recorded in other revenue in the Company’s Consolidated Statements of Income.

 Manulife Financial Corporation – First Quarter 2012

Note 4 Invested Assets

(a)	Carrying values and fair values of invested assets

As at March 31, 2012	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$584	$8,282	$3,446	$12,312	$12,312
Bonds(2)
Canadian government & agency	11,555	5,379	-	16,934	16,934
U.S. government & agency(3)	17,514	7,248	-	24,762	24,762
Other government & agency	10,451	1,627	-	12,078	12,078
Corporate	53,103	5,067	-	58,170	58,170
Mortgage/asset-backed securities	4,967	505	-	5,472	5,472
Stocks(4)	9,620	1,606	-	11,226	11,226
Loans
Mortgages(5)	-	-	34,943	34,943	37,033
Private placements(6)	-	-	20,098	20,098	21,975
Policy loans(7)	-	-	6,710	6,710	6,710
Bank loans(5)	-	-	2,275	2,275	2,285
Real estate(8)
Own use property	-	-	811	811	1,303
Investment property	-	-	6,883	6,883	6,883
Other invested assets(9)	4,140	127	6,896	11,163	11,561
Total invested assets	$111,934	$29,841	$82,062	$223,837	$228,704

As at December 31, 2011	Fair-value-through-profit-and-loss	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$568	$8,473	$3,772	$12,813	$12,813
Bonds(2)
Canadian government & agency	11,030	5,517	-	16,547	16,547
U.S. government & agency(3)	20,108	7,904	-	28,012	28,012
Other government & agency	10,318	1,844	-	12,162	12,162
Corporate	53,091	5,017	-	58,108	58,108
Mortgage/asset-backed securities	5,135	523	-	5,658	5,658
Stocks(4)	8,778	1,465	-	10,243	10,243
Loans
Mortgages(5)	-	-	35,023	35,023	37,062
Private placements(6)	-	-	20,294	20,294	22,191
Policy loans(7)	-	-	6,827	6,827	6,827
Bank loans(5)	-	-	2,288	2,288	2,299
Real estate(8)
Own use property	-	-	831	831	1,260
Investment property	-	-	6,635	6,635	6,635
Other invested assets(9)	4,062	121	6,896	11,079	11,390
Total invested assets	$113,090	$30,864	$82,566	$226,520	$231,207

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.
(2)
Fair values for bonds, including corporate, U.S. Treasury and municipal securities, are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $5,559 of state issued securities (December 31, 2011 – $5,541).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated.  The assumptions are based primarily on market observable data.  Fair values also reflect any applicable provision for credit loan losses.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

 Manulife Financial Corporation – First Quarter 2012

(8)
Fair values of investment property real estate are determined by qualified independent external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. These appraisals incorporate relevant market evidence, where available.  Own use real estate properties are carried on a cost basis with carrying values adjusted for accumulated depreciation and any accumulated impairment losses.

(9)
Other invested assets include private equity (13% at March 31, 2012 and 13% at December 31, 2011) and fixed income investments held primarily in power and infrastructure (23% at March 31, 2012 and 23% at December 31, 2011), oil and gas (12% at March 31, 2012 and 12% at December 31, 2011), and timber and agriculture sectors (21% at March 31, 2012 and 21% at December 31, 2011) as well as investments in leveraged leases (23% at March 31, 2012 and 23% at December 31, 2011).  Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals, various valuation techniques used by external managers as well as internal valuations using a variety of techniques including discounted cash flows, earnings multiple of comparable companies and comparable sales analyses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(b)	Bonds and stocks classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in other comprehensive income (“OCI”).

Gains (losses) on bonds and stocks classified as FVTPL

For the three months ended March 31,	2012	2011
Bonds	$(1,245)	$(720)
Stocks	720	240
Other invested assets – private stocks	13	(31)

 (c)      Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below.

As at March 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$5,302	$238	$(161)	$5,379
U.S. government & agency	7,249	112	(113)	7,248
Other government & agency	1,591	39	(3)	1,627
Corporate	4,886	226	(45)	5,067
Mortgage/asset-backed securities	531	23	(49)	505
Total bonds	$19,559	$638	$(371)	$19,826
Stocks(1)	1,548	108	(50)	1,606
Other invested assets – private stocks	117	21	(11)	127
Total bonds and stocks	$21,224	$767	$(432)	$21,559

As at December 31, 2011
Bonds
Canadian government & agency	$5,546	$226	$(255)	$5,517
U.S. government & agency	7,758	154	(8)	7,904
Other government & agency	1,813	38	(7)	1,844
Corporate	4,867	229	(79)	5,017
Mortgage/asset-backed securities	572	22	(71)	523
Total bonds	$20,556	$669	$(420)	$20,805
Stocks(1)	1,577	41	(153)	1,465
Other invested assets – private stocks	119	13	(11)	121
Total bonds and stocks	$22,252	$723	$(584)	$22,391

(1) The largest single issuer represented 10% (December 31, 2011 – 9%) of the fair value of stocks classified as AFS.

A tax expense of $76 (December 31, 2011 – $26) reduces the pre-tax net unrealized gain of $335 (December 31, 2011 – $139) above to $259 (December 31, 2011 – $113).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in accumulated other comprehensive income (“AOCI”) to net income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the quarter. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

 Manulife Financial Corporation – First Quarter 2012

Sales of AFS securities

For the three months ended March 31,	2012	2011
Sale of bonds
Sale proceeds	$4,191	$2,211
Gross gains	59	7
Gross losses	(156)	(149)
Sale of stocks
Sale proceeds	243	590
Gross gains	23	53
Gross losses	(14)	(14)
Sale of other invested assets – private stocks
Sale proceeds	-	24
Gross gains	-	4
Gross losses	-	-
Sale of short-term securities
Sale proceeds	1,890	1,450
Gross gains	-	-
Gross losses	-	-

Unrealized losses on AFS securities
The Company monitors its portfolio of AFS securities on an ongoing basis to identify impairments based on objective evidence.  Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at March 31, 2012	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$669	$647	$(22)	$1,389	$1,250	$(139)	$2,058	$1,897	$(161)
U.S. government & agency	3,972	3,859	(113)	-	-	-	3,972	3,859	(113)
Other government & agency	244	242	(2)	10	9	(1)	254	251	(3)
Corporate	1,136	1,119	(17)	281	253	(28)	1,417	1,372	(45)
Mortgage/asset-backed securities	113	87	(26)	92	69	(23)	205	156	(49)
Total bonds	$6,134	$5,954	$(180)	$1,772	$1,581	$(191)	$7,906	$7,535	$(371)
Stocks	406	363	(43)	108	101	(7)	514	464	(50)
Other invested assets – private stocks	1	1	-	57	46	(11)	58	47	(11)
Total bonds and stocks	$6,541	$6,318	$(223)	$1,937	$1,728	$(209)	$8,478	$8,046	$(432)

As at December 31, 2011
Bonds
Canadian government & agency	$1,474	$1,419	$(55)	$1,490	$1,290	$(200)	$2,964	$2,709	$(255)
U.S. government & agency	1,031	1,023	(8)	1	1	-	1,032	1,024	(8)
Other government & agency	649	643	(6)	18	17	(1)	667	660	(7)
Corporate	1,180	1,144	(36)	321	278	(43)	1,501	1,422	(79)
Mortgage/asset-backed securities	46	44	(2)	212	143	(69)	258	187	(71)
Total bonds	$4,380	$4,273	$(107)	$2,042	$1,729	$(313)	$6,422	$6,002	$(420)
Stocks	1,058	905	(153)	2	2	-	1,060	907	(153)
Other invested assets – private stocks	1	1	-	57	46	(11)	58	47	(11)
Total bonds and stocks	$5,439	$5,179	$(260)	$2,101	$1,777	$(324)	$7,540	$6,956	$(584)

At March 31, 2012, there were 480 (December 31, 2011 – 507) AFS bonds with an aggregate gross unrealized loss of $371 (December 31, 2011 – $420), of which the single largest unrealized loss was $57 (December 31, 2011 – $81). The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has found no objective evidence of impairment.

At March 31, 2012, there were 864 (December 31, 2011 – 1,358) publicly traded stocks with an aggregate gross unrealized loss of $50 (December 31, 2011 – $153), of which the single largest unrealized loss was $14 (December 31, 2011 – $40). The Company anticipates that these stocks will recover in value in the near term.

As of March 31, 2012, 89 per cent (December 31, 2011 – 78 per cent) of publicly traded securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy, the Company has found no objective evidence of impairment and the carrying value is appropriate.  For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 60 months (December 31, 2011 – 12 to 57 months).

 Manulife Financial Corporation – First Quarter 2012

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at March 31, 2012	Amortized cost	Fair value
Maturity
One year or less	$1,325	$1,326
Over one year through five years	2,867	2,942
Over five years through ten years	3,232	3,357
Over ten years	11,604	11,696
Subtotal	$19,028	$19,321
Asset-backed and mortgage-backed securities	531	505
Total	$19,559	$19,826

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) MBS program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2011 annual consolidated financial statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. For the mortgages transferred to third party investors, credit risk is mitigated by the terms of the transfer arrangement. Benefits received from the transfers include interest spread between the asset and associated liability.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at March 31, 2012	Securitized assets			Secured borrowing liabilities
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total
HELOC securitization(1)	$1,000	$5	$1,005	$997
CMB securitization	364	121	485	481
NHA MBS securitization(2)	37	1	38	38
Other	16	-	16	16

As at December 31, 2011
HELOC securitization(1)	$750	$4	$754	$747
CMB securitization	391	93	484	481
NHA MBS securitization(2)	39	-	39	39
Other	16	-	16	16

(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions.  The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

 Manulife Financial Corporation – First Quarter 2012

Note 5 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in note 10(a) of the Company’s 2011 annual consolidated financial statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in fair value hedging relationships
For the three months ended March 31, 2012	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$514	$(488)	$26
	Fixed rate liabilities	(37)	37	-
Foreign currency swaps	Fixed rate assets	2	(3)	(1)
Total		$479	$(454)	$25

For the three months ended March 31, 2011

Interest rate swaps	Fixed rate assets	$102	$(111)	$(9)
	Fixed rate liabilities	(24)	24	-
Foreign currency swaps	Fixed rate assets	3	(2)	1
	Floating rate liabilities	9	1	10
Total		$90	$(88)	$2

Cash flow hedges
The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

 Manulife Financial Corporation – First Quarter 2012

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships
For the three months ended March 31, 2012	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$13	$(3)	$-
Foreign currency forwards	Forecasted expenses	3	-	-
Total return swaps	Stock-based compensation	35	-	-
Total		$51	$(3)	$-

For the three months ended March 31, 2011

Interest rate swaps	Forecasted liabilities	$-	$(3)	$-
Foreign currency swaps	Fixed rate assets	(1)	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	(3)	-	-
Total		$(9)	$(3)	$-

The Company anticipates that net losses of approximately $18 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in net foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Hedging instruments in net investment hedging relationships
For the three months ended March 31, 2012	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps and interest rate swaps	$34	$-	$-
Non-functional currency denominated debt	20	-	-
Total	$54	$-	$-

For the three months ended March 31, 2011
Currency swaps and interest rate swaps	$9	$-	$-
Non-functional currency denominated debt	25	-	-
Total	$34	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities hedged items in these portfolios is recorded through net income. Given the changes in fair value of these derivatives and related hedge risks are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

 Manulife Financial Corporation – First Quarter 2012

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

For the three months ended March 31,	2012	2011
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$(2,803)	$(546)
Credit default swaps	1	-
Stock futures	(1,652)	(505)
Currency futures	(85)	(71)
Interest rate futures	58	12
Interest rate options	(2)	-
Total return swaps	(1)	-
Foreign currency swaps	(27)	(11)
Foreign currency forwards	(15)	3
Total investment loss from derivatives in non-hedging relationships	$(4,526)	$(1,118)

Fair value of derivatives
The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments.  Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract) and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves.  However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company's use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 8. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 7).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at March 31, 2012	1 year	years	years	years	Total
Derivative assets	$66	$223	$360	$10,739	$11,388
Derivative liabilities	96	292	400	5,208	5,996

As at December 31, 2011
Derivative assets	$67	$198	$469	$14,738	$15,472
Derivative liabilities	115	342	387	6,783	7,627

 Manulife Financial Corporation – First Quarter 2012

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the following table.

As at	March 31, 2012			December 31, 2011
	Notional	Fair value		Notional	Fair value
Type of hedge / Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges
Interest rate swaps	$8,287	$115	$1,380	$8,294	$150	$1,905
Foreign currency swaps	70	-	25	71	-	28
Cash flow hedges
Interest rate swaps	70	4	-	119	-	8
Foreign currency swaps	5	-	-	8	1	-
Forward contracts	171	7	-	205	4	-
Equity contracts	123	4	6	48	1	11
Net investment hedges
Interest rate swaps	650	162	-	650	216	-
Foreign currency swaps	810	-	136	810	-	225
Total derivatives in hedging relationships	$10,186	$292	$1,547	$10,205	$372	$2,177
Non-hedging relationships
Interest rate swaps	$121,737	$10,634	$3,956	$119,458	$14,559	$4,911
Interest rate futures	7,137	-	-	8,309	-	-
Interest rate options	575	16	-	342	9	-
Foreign currency swaps	6,583	434	481	6,725	523	523
Currency rate futures	4,709	-	-	5,185	-	-
Forward contracts	682	3	3	618	3	2
Equity contracts	207	4	9	142	2	13
Credit default swaps	237	5	-	250	4	1
Equity futures	14,931	-	-	16,320	-	-
Total derivatives in non-hedging relationships	$156,798	$11,096	$4,449	$157,349	$15,100	$5,450
Total derivatives	$166,984	$11,388	$5,996	$167,554	$15,472	$7,627

Note 6 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Changes to actuarial methods and assumptions used in determining insurance contract liabilities will result in a change to projected value of policy cash flows and, therefore, to insurance contract liabilities. The net impact of changes in actuarial assumptions and model enhancements was a decrease in reserves backing policyholder liabilities of $18 for the three months ended March 31, 2012 (2011 – increase of $105). Net of the impacts on participating surplus and non-controlling interests, shareholders’ post-tax income increased by $12 (2011 – decreased by $70). These post-tax amounts are reported in the Corporate and Other segment.

The $(18) impact on policy liabilities for changes in actuarial assumptions and model enhancements in the first quarter of 2012 was related to refinements of methods for projecting asset and liability cash flows across several business units, mainly in the U.S.

In the first quarter of 2011, the change in actuarial methods and assumptions increased insurance contract liabilities by $105. This was related mainly to refinements of methods and models that are used to project future insurance contract cash flows across several business units. Of the $105, $36 related to a refinement in the calculation of an embedded derivative.

Note 7 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include sensitivities  due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

 Manulife Financial Corporation – First Quarter 2012

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Variable annuity and segregated fund guarantees

As at	March 31, 2012			December 31, 2011
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,188	$5,515	$1,683	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	65,481	59,079	6,900	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	22,039	22,917	1,790	23,509	23,030	2,813
Gross living benefits(2)	$94,708	$87,511	$10,373	$97,682	$85,342	$14,883
Gross death benefits(3)	14,479	11,891	2,403	15,202	11,614	3,232
Total gross of reinsurance and hedging	$109,187	$99,402	$12,776	$112,884	$96,956	$18,115
Living benefits reinsured	$6,211	$4,764	$1,454	$6,491	$4,622	$1,871
Death benefits reinsured	4,136	3,509	825	4,360	3,430	1,104
Total reinsured	$10,347	$8,273	$2,279	$10,851	$8,052	$2,975
Total, net of reinsurance	$98,840	$91,129	$10,497	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$55,081	$52,661	$4,185	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,282	3,865	493	5,133	3,461	739
Total dynamically hedged	$60,363	$56,526	$4,678	$60,655	$54,011	$7,085
Living benefits retained	$33,416	$30,086	$4,734	$35,669	$30,170	$6,666
Death benefits retained	5,061	4,517	1,085	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$38,477	$34,603	$5,819	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a insurance contract includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a insurance contract.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities, including embedded derivatives.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and is also shown assuming the change in value is not completely offset.  While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company reports the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the gains from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30

 Manulife Financial Corporation – First Quarter 2012

per cent increase in the market value of equities, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2012	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(1,600)	$(960)	$(430)	$320	$510	$610
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(840)	(430)	(150)	(100)	(210)	(340)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,440)	$(1,390)	$(580)	$220	$300	$270

As at December 31, 2011
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(3,000)	$(1,780)	$(780)	$360	$610	$740

(1)	See “Caution related to sensitivities” above.

(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating insurance contract funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities associated with insurance contracts, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

Interest rate risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of a change in the actuarial booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The impact does not allow for any potential changes to the ultimate reinvestment rate (“URR”) assumptions or other potential impacts to lower interest rate levels.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities, including embedded derivatives(1),(2)

	March 31, 2012				December 31, 2011
As at	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(3)	$(500)		$250		$(500)		$350
Variable annuity guarantees(4)	(400)		250		(500)		350
Total	$(900)		$500		$(1,000)		$700

(1)	See ”Caution related to sensitivities” above.

(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(4)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

 Manulife Financial Corporation – First Quarter 2012

The decrease in sensitivity from December 31, 2011 was attributable to changes in investment markets as well as the continuing actions by the Company to reduce reinvestment risk in the fixed income portfolio.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at	March 31, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$400	$500
Decrease 50 basis points	(800)	(900)
Swap spreads
Increase 20 basis points	$(600)	$(600)
Decrease 20 basis points	600	600

(1)	See ”Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)
Corporate spreads are assumed to grade to the expected long-term average over five years.  Sensitivities to a 50 basis point change in corporate spreads were estimated except for the 50 basis point drop in those spreads as at March 31, 2012.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at March 31, 2012	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$628	$2,491	$5,776	$8,886	$1,139	$1,178	$20,098
Mortgages	2,223	1,807	3,695	12,193	672	459	21,049
Total	$2,851	$4,298	$9,471	$21,079	$1,811	$1,637	$41,147

As at December 31, 2011
Loans (excluding Manulife Bank of Canada)
Private placements	$608	$2,436	$5,902	$8,977	$1,178	$1,193	$20,294
Mortgages	2,262	1,802	3,835	12,546	714	419	21,578
Total	$2,870	$4,238	$9,737	$21,523	$1,892	$1,612	$41,872

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

 Manulife Financial Corporation – First Quarter 2012

The following table summarizes the recorded investment by credit quality indicator.

As at March 31, 2012	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,495	$4,328	$71	$13,894
Bank loans	-	416	1,794	65	2,275
Total	$-	$9,911	$6,122	$136	$16,169

As at December 31, 2011
Manulife Bank of Canada
Mortgages	$-	$9,766	$3,605	$74	$13,445
Bank loans	-	414	1,840	34	2,288
Total	$-	$10,180	$5,445	$108	$15,733

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS and FVTPL bonds are recognized in income on an individual basis when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at March 31, 2012	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$6	$-	$6	$181
AFS	7	-	7	45
Loans
Private placements	114	-	114	174
Mortgages and bank loans	62	61	123	124
Other financial assets	34	39	73	4
Total	$223	$100	$323	$528

As at December 31, 2011
Bonds
FVTPL	$-	$-	$-	$166
AFS	1	-	1	43
Loans
Private placements	117	-	117	182
Mortgages and bank loans	139	67	206	91
Other financial assets	21	56	77	4
Total	$278	$123	$401	$486

 Manulife Financial Corporation – First Quarter 2012

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans As at and for the three months ended March 31, 2012	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$214	$281	$40	$219	$-
Mortgages and bank loans	185	181	61	165
Total	$399	$462	$101	$384	$-

As at and for the year ended December 31, 2011
Private placements	$223	$336	$41	$251	$-
Mortgages and bank loans	144	143	53	163
Total	$367	$479	$94	$414	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended March 31,			2012			2011
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$53	$41	$94	$34	$84	$118
Provisions	10	-	10	14	3	17
Recoveries	(2)	-	(2)	(1)	(7)	(8)
Write-offs(1)	-	(1)	(1)	(7)	(3)	(10)
Balance, March 31	$61	$40	$101	$40	$77	$117

(1)  Includes disposals and impact of changes in foreign exchange rates.

Troubled debt restructurings
The Company may from time to time grant concessions or agree to modified terms with a borrower experiencing financial difficulty, which constitutes troubled debt restructurings. The revised terms of these troubled debt restructurings may include an extension of the maturity date, a reduced interest rate, a deferral of interest due, or covenant modifications and waivers. These loans are considered for impairment in accordance with the Company’s normal and customary credit review process, and any changes in terms from the restructurings are considered in determining whether any adjustments to allowances for credit losses are needed. Recording of impairment may not always be required, particularly if the loan has been impaired in a prior period. If the loan has been previously impaired and the Company expects the borrower to perform in accordance with the restructured terms, the resultant financial impact to the Company is generally not material.

For the three months ended March 31, 2012, the Company had six mortgages and no unsecured private placements modified in restructurings, with total pre-modification and post-modification recorded investment amounts of $40 and $34, respectively. There was no debt restructured during the three months ended March 31, 2011.

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at March 31, 2012, the Company had loaned securities (which are included in invested assets) with a market value of $1,416 (December 31, 2011 – $1,274). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at March 31, 2012, the Company had engaged in reverse repurchase transactions of $248 (December 31, 2011 – $64) which are recorded as a short-term receivable.  There were outstanding repurchase agreements of $139 as at March 31, 2012 (December 31, 2011 – $624).

Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not employ CDS to leverage in its CDS program and, therefore, will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

 Manulife Financial Corporation – First Quarter 2012

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2012	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4.7
AA	85	2	4.7
A	120	2	4.8
Total single name CDSs	$230	$5	4.7
Total CDS protection sold	$230	$5	4.7
As at December 31, 2011
Single name CDSs(1)
Corporate debt
AAA	$25	$1	5.0
AA	87	2	5.0
A	107	1	5.0
Total single name CDSs	$219	$4	5.0
Total CDS protection sold	$219	$4	5.0

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company has also purchased credit protection with a total notional amount of $7 (December 31, 2011 – $32) and a fair value of nil (December 31, 2011 – $(1)). The average credit rating of the counterparties guaranteeing the underlying credit is A (December 31, 2011 – A+) and the weighted average maturity is 0.2 years (December 31, 2011 – 5 years).

Derivatives
The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher.  As at March 31, 2012, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 25 per cent (December 31, 2011 – 26 per cent). The Company’s exposure to credit risk was mitigated by $6,665 fair value of collateral held as security as at March 31, 2012 (December 31, 2011 – $8,922).

As at March 31, 2012, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,307 (December 31, 2011 – $3,029). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $3 (December 31, 2011 – $7). As at March 31, 2012, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $11,755 (December 31, 2011 – $15,924). Net exposure across all counterparties, after taking into account master netting agreements and the benefit of fair value of collateral held, was $45 (December 31, 2011 – $293).

 Manulife Financial Corporation – First Quarter 2012

Note 8 Fair Value of Financial Instruments

Financial instruments measured at fair value on the Consolidated Statements of Financial Position
The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2011 Annual Report.

The following tables present the Company’s financial assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.

Fair value of financial instruments
As at March 31, 2012	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$584	$-	$584	$-
AFS	8,282	-	8,282	-
Other	3,446	3,446	-	-
Bonds
FVTPL
Canadian government & agency	11,555	-	11,336	219
U.S. government & agency	17,514	-	17,303	211
Other government & agency	10,451	-	9,742	709
Corporate	53,103	-	51,148	1,955
Residential mortgage/asset-backed securities	289	-	20	269
Commercial mortgage/asset-backed securities	2,966	-	2,723	243
Other securitized assets	1,712	-	1,558	154
AFS
Canadian government & agency	5,379	-	5,099	280
U.S. government & agency	7,248	-	7,246	2
Other government & agency	1,627	-	1,562	65
Corporate	5,067	-	4,796	271
Residential mortgage/asset-backed securities	91	-	14	77
Commercial mortgage/asset-backed securities	215	-	170	45
Other securitized assets	199	-	154	45
Stocks
FVTPL	9,620	9,619	1	-
AFS	1,606	1,587	19	-
Other invested assets(1)
Private stocks FVTPL	4,140	1	-	4,139
Private stocks AFS	127	-	1	126
Derivative assets
Interest rate contracts	10,931	-	10,884	47
Foreign exchange contracts	444	-	443	1
Equity contracts	8	-	1	7
Credit default swaps	5	-	5	-
Segregated funds net assets(2)	205,953	201,195	2,602	2,156
Total assets carried at fair value	$362,562	$215,848	$135,693	$11,021
LIABILITIES
Derivative liabilities
Interest rate contracts	$5,336	$-	$5,253	$83
Foreign exchange contracts	645	-	604	41
Equity contracts	15	-	-	15
Investment contract liabilities	739	-	739	-
Total liabilities carried at fair value	$6,735	$-	$6,596	$139

(1)	Only private stocks that are carried at fair value are included.

(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

 Manulife Financial Corporation – First Quarter 2012

Fair value of financial instruments
As at December 31, 2011	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$568	$-	$568	$-
AFS	8,473	-	8,473	-
Other	3,772	3,772	-	-
Bonds
FVTPL
Canadian government & agency	11,030	-	10,813	217
U.S. government & agency	20,108	-	19,895	213
Other government & agency	10,318	-	9,650	668
Corporate	53,091	-	51,090	2,001
Residential mortgage/asset-backed securities	313	-	17	296
Commercial mortgage/asset-backed securities	3,170	-	2,898	272
Other securitized assets	1,652	-	1,505	147
AFS
Canadian government & agency	5,517	-	5,380	137
U.S. government & agency	7,904	-	7,902	2
Other government & agency	1,844	-	1,780	64
Corporate	5,017	-	4,738	279
Residential mortgage/asset-backed securities	94	-	13	81
Commercial mortgage/asset-backed securities	240	-	194	46
Other securitized assets	189	-	145	44
Stocks
FVTPL	8,778	8,778	-	-
AFS	1,465	1,465	-	-
Other invested assets(1)
Private stocks FVTPL	4,062	1	-	4,061
Private stocks AFS	121	-	1	120
Derivative assets
Interest rate contracts	14,934	-	14,848	86
Foreign exchange contracts	531	-	530	1
Equity contracts	3	-	-	3
Credit default swaps	4		-	4
Segregated funds net assets(2)	196,058	191,336	2,534	2,188
Total assets carried at fair value	$359,256	$205,352	$142,974	$10,930
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,824	$-	$6,748	$76
Foreign exchange contracts	778	-	739	39
Equity contracts	24	-	-	24
Credit default swaps	1	-	-	1
Investment contract liabilities	748	-	748	-
Total liabilities carried at fair value	$8,375	$-	$8,235	$140

(1)	Only private stocks that are carried at fair value are included.
(2)
Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The tables below provide a fair value roll forward for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement.  The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – First Quarter 2012

Roll forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2012:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2012	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at March 31, 2012	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$217	$(5)	$-	$38	$-	$-	$(30)	$(1)	$219	$(5)
U.S. government & agency	213	1	-	-	-	-	-	(3)	211	1
Other government & agency	668	10	-	54	(18)	-	-	(5)	709	11
Corporate	2,001	19	-	133	(79)	27	(84)	(62)	1,955	1
Residential mortgage/asset-backed securities	296	15	-	-	(32)	-	(4)	(6)	269	32
Commercial mortgage/asset- backed securities	272	8	-	-	(32)	-	-	(5)	243	14
Other securitized assets	147	12	-	-	(2)	-	-	(3)	154	14
	$3,814	$60	$-	$225	$(163)	$27	$(118)	$(85)	$3,760	$68
AFS
Canadian government & agency	$137	$7	$(11)	$184	$(36)	$-	$-	$(1)	$280	$-
U.S. government & agency	2	-	-	-	-	-	-	-	2	-
Other government & agency	64	-	-	-	-	-	-	1	65	-
Corporate	279	1	(7)	12	(3)	-	(2)	(9)	271	-
Residential mortgage/asset-backed securities	81	(9)	16	-	(8)	-	(1)	(2)	77	-
Commercial mortgage/asset- backed securities	46	-	1	-	(1)	-	-	(1)	45	-
Other securitized assets	44	(1)	4	-	(1)	-	-	(1)	45	-
	$653	$(2)	$3	$196	$(49)	$-	$(3)	$(13)	$785	$-
Other invested assets
Private stocks FVTPL	$4,061	$13	$-	$194	$(69)	$-	$-	$(60)	$4,139	$(13)
Private stocks AFS	120	-	8	-	-	-	-	(2)	126	-
	$4,181	$13	$8	$194	$(69)	$-	$-	$(62)	$4,265	$(13)
Net derivatives	$(46)	$(20)	$34	$9	$(29)	$-	$(27)	$(5)	$(84)	$(14)
Segregated funds net assets	$2,188	$16	$-	$10	$(18)	$-	$-	$(40)	$2,156	$15
	$10,790	$67	$45	$634	$(328)	$27	$(148)	$(205)	$10,882	$56

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

 Manulife Financial Corporation – First Quarter 2012

The following table presents a roll forward for all financial instruments measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2011:

		Net realized / unrealized gains (losses) included in:				Transfers
	Balance as at January 1, 2011	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at March 31, 2011	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$160	$(4)	$-	$-	$-	$-	$-	$(1)	$155	$(4)
U.S. government & agency	164	-	-	6	(32)	-	(16)	(3)	119	(3)
Other government & agency	597	(3)	-	28	(10)	-	-	(9)	603	(2)
Corporate	1,705	16	-	92	(167)	-	(14)	(51)	1,581	13
Residential mortgage/asset-backed securities	360	18	-	-	(22)	-	-	(9)	347	18
Commercial mortgage/asset- backed securities	430	18	-	-	(19)	-	-	(10)	419	22
Other securitized assets	160	12	-	-	(1)	-	(6)	(4)	161	12
	$3,576	$57	$-	$126	$(251)	$-	$(36)	$(87)	$3,385	$56
AFS
Canadian government & agency	$34	$-	$-	$-	$-	$-	$-	$(1)	$33	$-
U.S. government & agency	5	-	-	-	-	-	-	-	5	-
Other government & agency	60	-	-	-	-	-	-	-	60	-
Corporate	259	-	(1)	19	-	-	-	(8)	269	-
Residential mortgage/asset-backed securities	93	-	5	-	(6)	-	-	(2)	90	-
Commercial mortgage/asset- backed securities	72	(1)	2	-	-	-	-	(2)	71	-
Other securitized assets	52	-	2	-	-	-	(15)	(1)	38	-
	$575	$(1)	$8	$19	$(6)	$-	$(15)	$(14)	$566	$-
Other invested assets
Private stocks FVTPL	$3,282	$(36)	$-	$150	$(78)	$-	$-	$(60)	$3,258	$(38)
Private stocks AFS	80	-	(2)	48	(24)	-	-	(1)	101	-
	$3,362	$(36)	$(2)	$198	$(102)	$-	$-	$(61)	$3,359	$(38)
Net derivatives	$(2)	$-	$(4)	$-	$-	$-	$-	$(5)	$(11)	$2
Segregated funds net assets	$2,121	$(18)	$-	$5	$(13)	$-	$-	$(48)	$2,047	$(19)
	$9,632	$2	$2	$348	$(372)	$-	$(51)	$(215)	$9,346	$1
(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.
(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

 Manulife Financial Corporation – First Quarter 2012

Note 9 Liabilities for Preferred Shares and Capital Instruments

	March 31,	December 31,
As at	2012	2011
Preferred shares – Class A Shares, Series 1	$344	$344
Manulife Financial Capital Securities – Series A	60	60
Manulife Financial Capital Securities – Series B	940	940
Manulife Financial Capital Trust II Notes – Series 1	994	993
Surplus notes – 7.375% U.S. dollar	473	481
Subordinated notes – 4.21% fixed/floating Canadian dollar	547	547
Subordinated debentures – 5.059% fixed/floating Canadian dollar	646	647
Subordinated debentures – 4.165% fixed/floating Canadian dollar	497	-
Total	$4,501	$4,012
Fair value	$4,623	$4,077

The fair value of liability instruments is determined using quoted market prices.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$38 (December 31, 2011 – US$39), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On February 17, 2012, MLI issued $500 in subordinated fixed/floating debentures, which mature June 1, 2022. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 4.165% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 2.45%, payable quarterly.  With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

Note 10 Share Capital

As at March 31, 2012, there were 40 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2011 – 38 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2012	December 31, 2011
Balance, beginning of period	1,801	1,778
Issued under dividend reinvestment and share purchase plans	6	23
Balance, end of period	1,807	1,801

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended
	March 31
For the	2012	2011
Weighted average number of common shares (in millions)	1,802	1,778
Dilutive stock-based awards(1) (in millions)	2	3
Dilutive convertible instruments(2) (in millions)	115	80
Weighted average number of diluted common shares (in millions)	1,919	1,861

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)	The holders of the convertible preferred shares and MaCS series A and B have the right to redeem these instruments for MFC shares prior to the conversion date.

Preferred shares
On February 22, 2012, MFC issued 10 million Class 1 Shares Series 7 (“Class 1 Series 7 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $250.  The Class 1 Series 7 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.60% until March 19, 2017 after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.13%.  On March 19, 2017 and on March 19 every five years thereafter, the Class 1 Series 7 Preferred

 Manulife Financial Corporation – First Quarter 2012

Shares will be convertible at the option of the holder into Class 1 Shares Series 8 (“Class 1 Series 8 Preferred Shares”).  The Class 1 Series 8 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.13%.  Subject to regulatory approval, MFC may redeem Class 1 Series 7 Preferred Shares, in whole or in part, at par, on March 19, 2017 and on March 19 every five years thereafter.

Note 11 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for its eligible employees and agents.  Information about the cost of the Company’s pension and benefit plans, in aggregate, is as follows:

	Pension benefits		Post-employment benefits
For the three months ended March 31,	2012	2011	2012	2011
Defined benefit current service cost	$14	$13	$2	$3
Past service cost	-	-	(1)	(3)
Defined contribution current service cost	23	21	-	-
Interest cost	41	44	8	9
Expected return on plan assets	(43)	(47)	(6)	(6)
Amortization of actuarial losses	39	15	1	4
Total	$74	$46	$4	$7

Note 12 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

A class action covering Quebec residents only is pending in Quebec against the Company and proposed class action lawsuits against the Company have been filed in Ontario and the United States, on behalf of investors in Canada (except for Quebec residents) and the United States, respectively.  These proceedings are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI on November 18, 2011.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI on February 17, 2012.

 Manulife Financial Corporation – First Quarter 2012

The following table sets forth certain condensed consolidating financial information for MFC:

For the three months ended March 31, 2012	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts
Total revenue	$79	$17	$3,766	$(135)	$90	$3,817
Net income (loss) attributed to shareholders	1,206	2	1,385	(190)	(1,197)	1,206

For the three months ended March 31, 2011
Total revenue	$83	$16	$6,941	$422	$(398)	$7,064
Net income (loss) attributed to shareholders	985	(5)	936	44	(975)	985

As at March 31, 2012
Invested assets	$89	$8	$220,387	$3,353	$-	$223,837
Total other assets	38,968	1,575	45,173	24,982	(75,200)	35,498
Segregated funds net assets	-	-	205,953	-	-	205,953
Insurance contract liabilities	-	-	183,168	11,263	(10,199)	184,232
Investment contract liabilities	-	-	2,537	-	-	2,537
Segregated funds net liabilities	-	-	205,953	-	-	205,953
Total other liabilities	13,928	1,435	49,477	16,614	(34,712)	46,742

As at December 31, 2011
Invested assets	$58	$7	$222,958	$3,497	$-	$226,520
Total other assets	29,863	1,631	49,325	9,323	(50,618)	39,524
Segregated funds net assets	-	-	196,058	-	-	196,058
Insurance contract liabilities	-	-	189,359	11,642	(10,635)	190,366
Investment contract liabilities	-	-	2,540	-	-	2,540
Segregated funds net liabilities	-	-	196,058	-	-	196,058
Total other liabilities	5,706	1,491	51,095	507	(10,540)	48,259

Guarantees regarding John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York

Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 15.

Note 13 Segmented Information

The Company’s reporting segments are the Asia, Canada and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  The significant product and service offerings of each segment are:

Protection (U.S., Asia and Canada Divisions).  Offers a variety of individual life insurance and individual and group long-term care insurance.  Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

Wealth Management (U.S., Asia and Canada Divisions).  Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products.  The Canadian Wealth Management business also includes Manulife Bank of Canada, which offers a variety of deposit and credit products to Canadian customers.  These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

Corporate and Other Segment.  Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the property and casualty and run-off reinsurance operations and other non-operating items.

Effective January 1, 2012, the Company combined its U.S. Insurance and U.S. Wealth Management segments into one reportable segment, the U.S. Division.  This change was made to better align with the management of the division.  Prior periods have been restated to conform to this presentation.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments using a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

 Manulife Financial Corporation – First Quarter 2012

By segment
For the three months ended	Asia	Canada	U.S.	Corporate
March 31, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,426	$680	$1,342	$25	$3,473
Annuities and pensions	480	188	363	-	1,031
Net premium income	$1,906	$868	$1,705	$25	$4,504
Net investment income (loss)	566	36	(2,290)	(789)	(2,477)
Other revenue	239	551	902	98	1,790
Total revenue	$2,711	$1,455	$317	$(666)	$3,817
Contract benefits and expenses
Life and health insurance	$1,436	$719	$40	$(34)	$2,161
Annuities and pensions	(378)	(396)	(1,491)	-	(2,265)
Net benefits and claims	$1,058	$323	$(1,451)	$(34)	$(104)
Interest expense	17	80	10	181	288
Other expenses	505	757	925	156	2,343
Total contract benefits and expenses	$1,580	$1,160	$(516)	$303	$2,527
Income (loss) before income taxes	$1,131	$295	$833	$(969)	$1,290
Income tax recovery (expense)	1	26	(259)	172	(60)
Net income (loss)	$1,132	$321	$574	$(797)	$1,230
Less net (income) loss attributed to:
Participating policyholders	(11)	(4)	-	-	(15)
Non-controlling interest	(10)	-	-	1	(9)
Net income (loss) attributed to shareholders	$1,111	$317	$574	$(796)	$1,206

By segment
For the three months ended	Asia	Canada	U.S.	Corporate
March 31, 2011	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,128	$787	$1,498	$180	$3,593
Annuities and pensions	162	255	510	-	927
Net premium income	$1,290	$1,042	$2,008	$180	$4,520
Net investment income (loss)	145	306	628	(299)	780
Other revenue	236	554	890	84	1,764
Total revenue	$1,671	$1,902	$3,526	$(35)	$7,064
Contract benefits and expenses
Life and health insurance	$843	$384	$1,059	$394	$2,680
Annuities and pensions	17	100	467	-	584
Net benefits and claims	$860	$484	$1,526	$394	$3,264
Interest expense	17	62	12	190	281
Other expenses	411	739	937	136	2,223
Total contract benefits and expenses	$1,288	$1,285	$2,475	$720	$5,768
Income (loss) before income taxes	$383	$617	$1,051	$(755)	$1,296
Income tax recovery (expense)	(30)	(106)	(336)	165	(307)
Net income (loss)	$353	$511	$715	$(590)	$989
Less net (income) loss attributed to:
Participating policyholders	3	(2)	-	-	1
Non-controlling interest	(5)	-	-	-	(5)
Net income (loss) attributed to shareholders	$351	$509	$715	$(590)	$985

 Manulife Financial Corporation – First Quarter 2012

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
March 31, 2012	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$1,439	$569	$1,344	$121	$3,473
Annuities and pensions	480	188	363	-	1,031
Net premium income	$1,919	$757	$1,707	$121	$4,504
Investment income (loss)	61	68	(2,601)	(5)	(2,477)
Other revenue	223	659	907	1	1,790
Total revenue	$2,203	$1,484	$13	$117	$3,817

March 31, 2011
Revenue
Premium income
Life and health insurance	$1,140	$676	$1,607	$170	$3,593
Annuities and pensions	162	255	510	-	927
Net premium income	$1,302	$931	$2,117	$170	$4,520
Investment income (loss)	(10)	332	451	7	780
Other revenue	267	514	965	18	1,764
Total revenue	$1,559	$1,777	$3,533	$195	$7,064

Note 14 Segregated Funds

Net assets

As at	March 31, 2012	December 31, 2011
Investments, at market value
Cash and short-term securities	$1,541	$1,888
Bonds	981	1,000
Stocks and mutual funds	201,280	190,926
Other investments	2,414	2,430
Accrued investment income	65	75
Other liabilities, net	(328)	(261)
Total segregated funds net assets	$205,953	$196,058

Changes in net assets
For the three months ended March 31,	2012	2011
Net policyholder cash flow
Deposits from policyholders	$6,294	$5,919
Net transfers from (to) general fund	(158)	42
Payments to policyholders	(6,061)	(5,840)
	$75	$121
Investment related
Interest and dividends	$337	$300
Net realized and unrealized investment gains	14,283	6,244
	$14,620	$6,544
Other
Management and administration fees	$(956)	$(915)
Impact of changes in foreign exchange rates	(3,844)	(3,980)
	$(4,800)	$(4,895)
Net additions	$9,895	$1,770
Segregated funds net assets, beginning of period	196,058	199,120
Segregated funds net assets, end of period	$205,953	$200,890

 Manulife Financial Corporation – First Quarter 2012

     Note 15    Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC, JHUSA and JHNY that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA and JHNY.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 24 of the Company’s 2011 annual financial statements.

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at March 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$89	$87,268	$9,828	$127,175	$(523)	$223,837
Investments in unconsolidated subsidiaries	30,299	3,757	1	18,793	(52,850)	-
Reinsurance assets	-	21,026	1,126	3,453	(14,868)	10,737
Other assets	8,669	18,737	775	31,940	(35,360)	24,761
Segregated fund net assets	-	127,646	7,616	72,603	(1,912)	205,953
Total assets	$39,057	$258,434	$19,346	$253,964	$(105,513)	$465,288
Liabilities and equity
Insurance contract liabilities	$-	$100,644	$6,769	$92,305	$(15,486)	$184,232
Investment contract liabilities and deposits	-	1,451	89	1,436	(439)	2,537
Other liabilities	8,701	16,755	3,287	40,362	(32,336)	36,769
Long-term debt	4,883	-	-	679	(90)	5,472
Liabilities for preferred shares and capital instruments	344	1,013	-	13,440	(10,296)	4,501
Segregated fund net liabilities	-	127,646	7,616	72,603	(1,912)	205,953
Shareholders' equity	25,129	10,925	1,585	32,539	(45,049)	25,129
Participating policyholders' equity	-	-	-	264	-	264
Non-controlling interest in subsidiaries	-	-	-	336	95	431
Total liabilities and equity	$39,057	$258,434	$19,346	$253,964	$(105,513)	$465,288

Condensed Consolidating Statement of Financial Position

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$58	$90,391	$10,240	$126,327	$(496)	$226,520
Investments in unconsolidated subsidiaries	29,472	3,794	1	11,132	(44,399)	-
Reinsurance assets	-	22,376	1,156	3,479	(16,283)	10,728
Other assets	391	21,852	1,038	25,103	(19,588)	28,796
Segregated fund net assets	-	120,711	7,159	70,123	(1,935)	196,058
Total assets	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102
Liabilities and equity
Insurance contract liabilities	$-	$105,815	$7,135	$94,199	$(16,783)	$190,366
Investment contract liabilities and deposits	-	1,442	83	1,465	(450)	2,540
Other liabilities	460	19,225	3,642	32,051	(16,634)	38,744
Long-term debt	4,902	-	-	688	(87)	5,503
Liabilities for preferred shares and capital instruments	344	1,031	-	5,004	(2,367)	4,012
Segregated fund net liabilities	-	120,711	7,159	70,123	(1,935)	196,058
Shareholders' equity	24,215	10,900	1,575	32,057	(44,532)	24,215
Participating policyholders' equity	-	-	-	249	-	249
Non-controlling interest in subsidiaries	-	-	-	328	87	415
Total liabilities and equity	$29,921	$259,124	$19,594	$236,164	$(82,701)	$462,102

 Manulife Financial Corporation – First Quarter 2012

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,299	$79	$3,126	$-	$4,504
Net investment income (loss)	77	(2,233)	(125)	134	(330)	(2,477)
Net other revenue	2	450	38	92	1,208	1,790
Total revenue	$79	$(484)	$(8)	$3,352	$878	$3,817
Policy benefits and expenses
Net benefits and claims	$-	$(1,442)	$(131)	$(66)	$1,535	$(104)
Commissions, investment and general expenses	9	676	36	1,892	(341)	2,272
Other expenses	76	91	3	505	(316)	359
Total policy benefits and expenses	$85	$(675)	$(92)	$2,331	$878	$2,527
(Loss) income before income taxes	$(6)	$191	$84	$1,021	$-	$1,290
Income tax recovery (expense)	1	(31)	(28)	(2)	-	(60)
(Loss) income after income taxes	$(5)	$160	$56	$1,019	$-	$1,230
Equity in net income (loss) of unconsolidated subsidiaries	1,211	49	-	209	(1,469)	-
Net income (loss)	$1,206	$209	$56	$1,228	$(1,469)	$1,230
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$10	$(1)	$9
Participating policyholders	-	(7)	7	6	9	15
Shareholders	1,206	216	49	1,212	(1,477)	1,206
	$1,206	$209	$56	$1,228	$(1,469)	$1,230

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,459	$103	$2,958	$-	$4,520
Net investment income (loss)	81	399	109	508	(317)	780
Net other revenue	2	420	33	1,624	(315)	1,764
Total revenue	$83	$2,278	$245	$5,090	$(632)	$7,064
Policy benefits and expenses
Net benefits and claims	$-	$1,230	$82	$1,823	$129	$3,264
Commissions, investment and general expenses	7	699	45	1,803	(387)	2,167
Goodwill Impairment	-	-	-	-	-	-
Other expenses	84	90	2	535	(374)	337
Total policy benefits and expenses	$91	$2,019	$129	$4,161	$(632)	$5,768
(Loss) income before income taxes	$(8)	$259	$116	$929	$-	$1,296
Income tax (expense) recovery	-	(52)	(40)	(215)	-	(307)
(Loss) income after income taxes	$(8)	$207	$76	$714	$-	$989
Equity in net income (loss) of unconsolidated subsidiaries	993	75	-	282	(1,350)	-
Net income (loss)	$985	$282	$76	$996	$(1,350)	$989
Net income (loss) attributed to:
Non-controlling interest in subsidiaries	$-	$-	$-	$5	$-	$5
Participating policyholders	-	(13)	(11)	(3)	26	(1)
Shareholders	985	295	87	994	(1,376)	985
	$985	$282	$76	$996	$(1,350)	$989

 Manulife Financial Corporation – First Quarter 2012

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$1,206	$209	$56	$1,228	$(1,469)	$1,230
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(1,211)	(49)	-	(209)	1,469	-
(Decrease) increase in insurance contract liabilities	-	(2,391)	(278)	(740)	-	(3,409)
Increase in investment contract liabilities	-	17	1	24	-	42
Decrease (increase) in reinsurance assets	-	1,006	15	(1,016)	-	5
Amortization of premium/discount on invested assets	-	10	9	(5)	-	14
Other amortization	1	22	-	72	-	95
Net realized and unrealized (gains) losses including impairments	-	3,455	277	1,129	-	4,861
Deferred income tax (recovery) expense	(1)	(174)	(46)	200	-	(21)
Stock option expense	-	2	-	6	-	8
Net (loss) income adjusted for non-cash items	$(5)	$2,107	$34	$689	$-	$2,825
Changes in policy related and operating receivables and payables	(47)	(2,218)	(84)	2,169	-	(180)
Cash (used in) provided by operating activities	$(52)	$(111)	$(50)	$2,858	$-	$2,645

Investing activities
Purchases and mortgage advances	$-	$(4,210)	$(1,779)	$(9,801)	$-	$(15,790)
Disposals and repayments	-	4,738	1,737	5,882	-	12,357
Changes in investment broker net receivables and payables	-	(226)	(54)	(155)	-	(435)
Capital contribution to unconsolidated subsidiaries	-	(3)	-	-	3	-
Return of capital from unconsolidated subsidiaries	-	1	-	-	(1)	-
Notes receivables from affiliates	(8,000)	-	-	-	8,000	-
Notes receivables from parent	-	-	-	(8,352)	8,352	-
Notes receivables from subsidiaries	(338)	4	-	-	334	-
Cash (used in) provided by investing activities	$(8,338)	$304	$(96)	$(12,426)	$16,688	$(3,868)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(475)	$-	$(14)	$-	$(489)
Issue of capital instruments, net	-	-	-	497	-	497
Net increase (redemption) of investment contract liabilities	-	17	5	(22)	-	-
Funds repaid	-	-	-	(1)	-	(1)
Secured borrowings from securitization transactions	-	-	-	250	-	250
Changes in bank deposits, net	-	-	-	451	-	451
Shareholder dividends paid in cash	(175)	-	-	-	-	(175)
Contributions from non-controlling interest, net	-	-	-	7	-	7
Preferred shares issued, net	244	-	-	-	-	244
Capital contributions by parent	-	-	-	3	(3)	-
Return of capital to parent	-	-	-	(1)	1	-
Notes payable to affiliates	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	334	(334)	-
Notes payable to subsidiaries	8,352	-	-	-	(8,352)	-
Cash provided by (used in) financing activities	$8,421	$(458)	$5	$9,504	$(16,688)	$784

Cash and short-term securities
Increase (decrease) during the period	$31	$(265)	$(141)	$(64)	$-	$(439)
Effect of exchange rate changes on cash and short-term securities	-	(53)	(4)	(86)	-	(143)
Balance, January 1	58	3,038	230	8,954	-	12,280
Balance, March 31	$89	$2,720	$85	$8,804	$-	$11,698

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$255	$9,137	$-	$12,813
Net payments in transit, included in other liabilities	-	(325)	(25)	(183)	-	(533)
Net cash and short-term securities, January 1	$58	$3,038	$230	$8,954	$-	$12,280

End of period
Gross cash and short-term securities	$89	$3,082	$104	$9,037	$-	$12,312
Net payments in transit, included in other liabilities	-	(362)	(19)	(233)	-	(614)
Net cash and short-term securities, March 31	$89	$2,720	$85	$8,804	$-	$11,698

Supplemental disclosures on cash flow information:
Interest paid	$70	$105	$1	$271	$(141)	$306
Interest received	$-	$1,059	$126	$935	$-	$2,120
Income taxes paid	$-	$-	$-	$170	$-	$170
 Manulife Financial Corporation – First Quarter 2012

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2011	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Operating activities
Net income (loss)	$985	$282	$76	$996	$(1,350)	$989
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(993)	(75)	-	(282)	1,350	-
(Decrease) increase in insurance contract liabilities	-	(613)	(264)	511	-	(366)
(Decrease) increase in investment contract liabilities	-	(405)	(9)	438	-	24
(Increase) decrease in reinsurance assets	-	461	29	(585)	-	(95)
Amortization of premium/discount on invested assets	-	10	21	(18)	-	13
Other amortization	1	20	-	58	-	79
Net realized and unrealized (gains) losses including impairments	(3)	902	46	610	-	1,555
Deferred income tax expense	-	135	15	114	-	264
Stock option expense	-	2	-	5	-	7
Net (loss) income adjusted for non-cash items	$(10)	$719	$(86)	$1,847	$-	$2,470
Dividends from unconsolidated subsidiaries	-	24	-	-	(24)	-
Changes in policy related and operating receivables and payables	(36)	(719)	189	230	-	(336)
Cash (used in) provided by operating activities	$(46)	$24	$103	$2,077	$(24)	$2,134

Investing activities
Purchases and mortgage advances	$-	$(4,143)	$(781)	$(8,796)	$-	$(13,720)
Disposals and repayments	-	3,914	688	7,141	-	11,743
Changes in investment broker net receivables and payables	-	7	11	(90)	-	(72)
Capital contribution to unconsolidated subsidiaries	-	(59)	-	-	59	-
Notes receivables from affiliates	(8,000)	-	-	-	8,000	-
Notes receivables from parent	-	-	-	(8,339)	8,339	-
Notes receivables from subsidiaries	(117)	4	-	-	113	-
Cash (used in) provided by investing activities	$(8,117)	$(277)	$(82)	$(10,084)	$16,511	$(2,049)

Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(339)	$-	$32	$-	$(307)
Repayment of capital instruments	-	-	-	(550)	-	(550)
Net redemption of investment contract liabilities	-	56	19	(407)	-	(332)
Funds borrowed, net	-	-	-	34	-	34
Changes in bank deposits, net	-	-	-	620	-	620
Shareholder dividends paid in cash	(175)	-	-	-	-	(175)
Common shares issued, net	1	-	-	-	-	1
Preferred shares issued, net	196	-	-	-	-	196
Dividends paid to parent	-	-	-	(24)	24	-
Capital contributions by parent	-	-	-	59	(59)	-
Notes payable to affiliates	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	113	(113)	-
Notes payable to subsidiaries	8,339	-	-	-	(8,339)	-
Cash provided by (used in) financing activities	$8,361	$(283)	$19	$7,877	$(16,487)	$(513)

Cash and short-term securities
Increase (decrease) during the period	$198	$(536)	$40	$(130)	$-	$(428)
Effect of exchange rate changes on cash and short-term securities	-	(38)	(10)	(82)	-	(130)
Balance, January 1	39	1,708	421	9,154	-	11,322
Balance, March 31	$237	$1,134	$451	$8,942	$-	$10,764

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$39	$2,063	$443	$9,304	$-	$11,849
Net payments in transit, included in other liabilities	-	(355)	(22)	(150)	-	(527)
Net cash and short-term securities, January 1	$39	$1,708	$421	$9,154	$-	$11,322

End of period
Gross cash and short-term securities	$237	$1,509	$470	$9,163	$-	$11,379
Net payments in transit, included in other liabilities	-	(375)	(19)	(221)	-	(615)
Net cash and short-term securities, March 31	$237	$1,134	$451	$8,942	$-	$10,764

Supplemental disclosures on cash flow information:
Interest paid	$72	$53	$1	$266	$(135)	$257
Interest received	$-	$983	$117	$881	$-	$1,981
(Tax refunds received) income taxes paid	$(10)	$-	$-	$96	$-	$86

Note 16 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – First Quarter 2012

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com.
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416 643-6268
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
Or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555
Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com

• Annual Report and Proxy Circular

• Notice of Annual Meeting

• Shareholders Reports

• Public Accountability Statement

• Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2012, Manulife Financial had total capital of Cdn$30.4 billion, including Cdn$23.1 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2012, there were 1,807 million common shares outstanding.

January 1 – March 31, 2012	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 14.07	$ 14.21	$ 109.90	P 590
Low	$ 11.03	$ 10.89	$ 81.60	P 480
Close	$ 13.51	$ 13.55	$ 104.80	P 570
Average Daily Volume (000)	5,261	3,267	255	0.30

 Manulife Financial Corporation – First Quarter 2012

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Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
•Public Accountability Statement
•Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our website at www.manulife.com

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 Manulife Financial Corporation – First Quarter 2012